Exhibit 99.1

ANNUAL REPORT 2023

CONTENTS CHAIRMAN AND CEO’S LETTER KEY MILESTONES INTRODUCTION TO KAZIA’S CEO PIPELINE REVIEW ENVIRONMENT, SOCIETY & GOVERNANCE FINANCIAL REPORTS 2 6 8 10 12 14 ii ASX:KZA | NASDAQ:KZIA

The past year has been significant for Kazia Therapeutics, with considerable progress being made across our clinical programs and as a business. We have completed a full portfolio review and we will streamline the paxalisib clinical development program into three pillars; adult brain cancer, paediatric brain cancer and brain metastases. As targeted therapeutics, both paxalisib and EVT801 have the potential to benefit many patients around the world with PI3K pathways and VEGFR3 mutations respectively. kaziatherapeutics.com Kazia Theraputics Limited Annual Report 2023    Chairman and CEO’s Letter Key Milestones Introduction to Kazia’s CEO Pipeline Review Environment, Society and Governance Financial Reports

CHAIRMAN AND CEO’S LETTER PROGRESSING TREATMENT AREAS Dear fellow shareholder, The past year has been significant for Kazia Therapeutics, with considerable progress being made across our clinical programs and as a business. Before diving into more detail around the business and clinical developments of FY2023, it’s important to acknowledge some very significant changes to Kazia’s Board and leadership team. Firstly, I would like to recognise the impactful contribution of Iain Ross, whose insights and stewardship has led the Board as Chair for the past eight years. I also wish to recognise and thank my predecessor, Dr James Garner, for his work as Chief Executive Officer and Managing Director. The many milestones that James achieved in transforming Kazia were key to positioning our Company for the exciting advances that lie ahead of us, particularly in relation to our lead program, paxalisib, and in securing EVT801 as another key asset for the Company. I couldn’t be more excited about the opportunity to lead Kazia and to continue our clinical development progress towards commercialisation. Kazia further enhanced the Board of Directors with the appointment of Ms Ebru Davidson in June of this year. Ebru is a seasoned corporate lawyer and is General Counsel for QBiotics Group Limited. We are delighted Ebru has joined the Kazia Board and look forward to her expertise and insight strengthening and complementing our team. With a renewed and refreshed Board and management team, we are more committed than ever to driving the business and our clinical programs forward, and that work is well underway. Since stepping into the CEO role in May, we have completed a full portfolio review. As a result, we are streamlining the paxalisib clinical development program into three pillars; adult brain cancer, paediatric brain cancer and brain metastases. As targeted therapeutics, both paxalisib and EVT801 have the potential to benefit a number of patients with PI3K pathway and VEGFR3 mutations respectively. Many of the recently announced clinical studies will enrol patients with these mutations. PIPELINE PROGRESS Paxalisib has seen a strong year of clinical development. Promising data from several clinical trials have been released, some clinical trials have been expanded and new trials started to further advance the potential therapeutic application of paxalisib. In early July, we were delighted to announce that the U.S. Food and Drug Administration (FDA) granted paxalisb Fast Track Designation (FTD) for the treatment of solid tumour brain metastases harbouring PI3K pathway mutations in combination with radiation therapy, the second such designation for paxalisib, and another demonstration of the continual progress of our clinical programs. Promising interim data from an ongoing phase I clinical trial in paxalisb in which patients with brain metastases from a primary tumour are receiving paxalisib in combination with radiotherapy, presented by Dr Jonathan Yang at the 2022 Annual Conference on CNS Trials and Brain Metastases, was the basis for the FDA’s decision to grant this FTD. This trial, originally conducted at the Memorial Sloan Kettering Cancer Center (MSKCC) in New York, NY, had an initial cohort of nine patients, all of which responded positively to the treatment, paving the way for the trial expansion. The Miami Cancer Institute and Fred Hutch Cancer Centre in Seattle, WA have recently joined this trial and preliminary data from the expanded cohort is expected in early 2024. In September 2022, final data from the completed phase II study of paxalisib monotherapy for newly diagnosed glioblastoma patients with unmethylated MGMT promotor status was presented at the Annual Congress of the European Society for Medical Oncology (ESMO), held in Paris, France. Key findings from the study were summarized in an oral presentation by Professor John de Groot. The overall survival of 15.7 months in the intent-to-treat population compared favourably to historical controls of 12.7 months for patients receiving temozolomide, the existing FDA-approved standard of care, in this patient group. Key pharmacodynamic data was also presented which further supported brain penetration and biological activity of paxalisib. This data was expanded upon at the Annual Meeting of the Society for Neuro-Oncology (SNO), which was held in Tampa, FL, from 17-20 November 2022 by Professor Patrick Wen from the Dana Farber Cancer Institute. In addition, Professor Matt Dun of the Hunter Medical Research Institute at the University of Newcastle was invited to give a plenary session presentation on his research during the same meeting. Professor Dun’s research combines paxalisib and ONC201 (Chimerix, Inc) for the treatment of diffuse midline gliomas (DMGs), an aggressive group of childhood brain cancers which include diffuse intrinsic pontine glioma (DIPG), with the results highlighting the synergy between the two drugs. In March of this year, we announced the launch of a new phase II clinical collaboration with the Australian and New Zealand Children’s Haematology / Oncology 2

Group (ANZCHOG) to investigate paxalisib in children with advanced solid tumours. OPTIMISE, as the study is known, will be the first clinical trial of paxalisib led out of Australia and will enrol children with PI3K pathway mutation cancers. Recruitment for the trial is expected to commence by the end of this calendar year, with 18 patients in an initial dose escalation cohort and up to 100 patients in a dose expansion cohort. The significance of the work Kazia is doing to treat cancers, and in particular DIPG and GBM, were recognised in late May when I was invited to attend the Cancer Moonshot Brain Cancers Forum at the White House. It was a privilege and honour to represent Kazia at the event, where strategies to improve outcomes for DIPG and GBM patients were discussed and progress in drug research and development was shared. Looking forward, the future is promising for paxalisib. As discussed in our last annual report, in August 2022, we were informed by The Global Coalition for Adaptive Research that paxalisib had not graduated to the second stage of the GBM AGILE pivotal study. We anticipate receiving the final data from the GBM AGILE pivotal study of paxalisib later this calendar year. We are also anticipating interim data from the ongoing PNOC022 study in DMG/DIPG paediatric patients in 2023. The enrolment of this global study has been extremely robust and we look forward to sharing the data when available. Paxalisib will also be evaluated in adult patients with recurrent/progressive isocitrate dehydrogenase (IDH) mutant grade 2 and 3 gliomas (G2/3 gliomas) in a phase II clinical study, LUMOS2, at the University of Sydney. This biomarker directed trial addresses an estimated 20% of the glioma patient population, with unmet needs for recurrent or progressive disease. The LUMOS2 study has multiple arms and is expected to enrol up to 76 patients at several Australian sites beginning in late 2023. Beyond paxalisib, EVT801, our small-molecule inhibitor of VEGFR3, continues in development. Preclinical data showed EVT801 to be active against a broad range of tumour types and demonstrated evidence of synergy with immune-oncology agents. We continue to enrol patients in our phase I dose finding study, with data anticipated by the end of this calendar year, which will identify the recommended dose of EVT801 for subsequent phase II trials, if approved. As part of the anticipated release of phase I data by the end of this calendar year, we also expect to report preliminary biomarker and clinical data focused on high-grade, serious ovarian cancer patients enrolled in this study. FINANCIAL PERFORMANCE Our paxalisib and EVT801 clinical programs continue to deliver promising data and advance us towards commercialisation. Over the last fiscal year, we have raised AU$13.3 million in new capital, permitting us to advance the clinical milestones set out above. Our total assets were $28m, compared to $35m at 30 June 2022. Prudent management of our cash burn over the last year sees our cash balance at $5.2m as at 30 June 2023, compared to $7.4m at the end of FY22. FUNDING In February 2023 Kazia announced the successful conclusion of an equity financing, and we remain extremely grateful for the support of our shareholders. The placement to professional and sophisticated investors and the associated Share Purchase Plan for eligible shareholders raised an aggregate amount of A$7.1 million in new capital for the Company. The ATM facility draw downs during the year totaled A$6.2 million. The total proceeds of $A13.3 million from financing during the year have positioned the Company to drive towards important catalysts during calendar year 2023. This is a critical year for Kazia, with data read-outs expected across our clinical trial programs, including final data from the GBM AGILE pivotal study of paxalisib in glioblastoma anticipated by the end of this calendar year. BOARD AND MANAGMENT TRANSITIONS I would like to recognise and thank the Board and, my Kazia colleagues for their continued diligence and perseverance as we drive our clinical programs towards their full potential to improve the lives of patients. Their support, along with your support as a shareholder, has made my transition into the CEO role a seamless one. It is your commitment to the Company that enables us to take paxalisib and EVT801 forward through their development and clinical trials. We continue to believe the potential of our portfolio remains significant, and as we draw closer to realising that potential, all of us at Kazia remain wholly committed to delivering on your belief in the important and life-changing work we are doing. Dr John Friend Chief Executive Officer, Managing Director and Interim Chairman of Board Chairman and CEO’s Letter Key Milestones Introduction to Kazia’s CEO Pipeline Review Environment, Society and Governance Financial Reports KEY MILESTONES HIGHLIGHTS – 2022/2023

KEY MILESTONES

HIGHLIGHTS – 2022/2023

JUL 22

The United States Food and Drug Administration (FDA) awards Rare Pediatric Disease Designation (RPDD) to paxalisib for the treatment of atypical teratoid/rhabdoid tumours (AT/RT), a rare and highly aggressive childhood brain cancer.

Kazia announces launch of its new Scientific Advisory Board (SAB), consisting of four distinguished clinicians and scientists with expertise in the development of innovative therapies for brain cancer.

AUG 22

The Global Coalition for Adaptive Research (GCAR) advises Kazia that the first stage of the paxalisib arm of the GBM AGILE pivotal study has completed recruitment. The treatment arm did not meet pre-defined criteria for continuing to a second stage, and patients enrolled in the first stage will continue on treatment as per protocol, and in follow-up, until completion of the final analysis.

Promising new interim data released from an ongoing phase I clinical trial of paxalisib in combination with radiotherapy for the treatment of brain metastases, sponsored by Memorial Sloan Kettering Cancer Center in New York, NY.

SEP 22

Final data from the completed phase II study of paxalisib monotherapy for newly diagnosed glioblastoma (GBM) patients with unmethylated MGMT promotor status was presented at the annual congress of the European Society for Medical Oncology (ESMO), held in Paris, France.

OCT 22

The ongoing phase II study of paxalisib for the treatment of diffuse intrinsic pontine glioma (DIPG) and other diffuse midline gliomas (DMGs), sponsored by the Pacific Pediatric Neuro-Oncology Consortium (PNOC), opens in two Australian sites.

Paxalisib demonstrates signals of activity as a monotherapy and in combination with MEK and BRAF inhibitors in preclinical models of melanoma according to new data from an ongoing research collaboration with the Huntsman Cancer Institute at the University of Utah in Salt Lake City, UT.

NOV 22

Professor Matt Dun of the Hunter Medical Research Institute at the University of Newcastle gives an oral presentation at the Society for Neuro-Oncology annual meeting in Tampa, FL, on his research evaluating ONC201 with paxalisib to treat DMGs.

Preclinical data for EVT801 published in Cancer Research Communications: "Targeting Tumor Angiogenesis with the Selective VEGFR-3 Inhibitor EVT801 in Combination with Cancer Immunotherapy".

DEC 22

Kazia enters a collaboration with QIMR Berghofer Medical Research Institute, one of Australia's foremost cancer research centres, to explore novel uses of paxalisib in solid tumours.

4

FEB 23

Closure of an equity financing, with a total of A$7.106 million raised from a placement to professional and sophisticated investors and the associated Share Purchase Plan for eligible shareholders.

MAR 23

Kazia enters into a collaboration with the Australian and New Zealand Children's Haematology / Oncology Group (ANZCHOG) for the OPTIMISE phase II clinical study which will examine paxalisib in children with advanced solid tumours, including brain tumours.

APR 23

New data for both paxalisib and EVT801 presented at the Annual Meeting of the American Association for Cancer Research (AACR).

MAY 23

Dr John Friend appointed Chief Executive Officer (CEO) following the resignation of Dr James Garner as CEO and Managing Director.

Dr John Friend participates in the Cancer Moonshot Brain Cancers Forum on GBM and DIPG at the White House in Washington, DC, USA.

JUN 23

Highly experienced corporate lawyer Ms Ebru Davidson appointed to the Board as Non-Executive Director, bringing strong governance insights on corporate legal strategy and risk management.

JUN 23

Kazia announces its support of the University of Sydney on a molecularly-guided phase II clinical study, LUMOS2, to examine paxalisib in adult patients with recurrent/progressive isocitrate dehydrogenase (IDH) mutant grade 2 and 3 gliomas (G2/3 gliomas). The study will be sponsored by the University of Sydney, and coordinated by NHMRC Clinical Trials Centre, University of Sydney, in collaboration with COGNO (CoOperative Trials Group for Neuro-Oncology).

Chairman and CEO's Letter
Key Milestones
Introduction to Kazia's CEO
Pipeline Review
Environment, Society and Governance
Financial Reports

Kazia Theraputics Limited **Annual Report 2023**
5

INTRODUCING KAZIA’S NEW CEO DR JOHN FRIEND A seasoned leader in the biotech industry, Dr John Friend originally joined Kazia Therapeutics as Chief Medical Officer in November 2021. Having made an enormous contribution to the company during this time, John was the natural choice to succeed Dr James Garner as Chief Executive Officer in May 2023. With a deep understanding of the biotech landscape, over 25 years of scientific expertise, and a passion for transforming healthcare solutions, John says it has been a seamless transition from CMO into the CEO role. “I was part of all business discussions from day one when I joined Kazia so the transition has been a smooth one. A lot of what I do now as CEO is similar to my previous role with the company, including developing the business strategy, driving the clinical programs, as well as building and managing relationships with key stakeholders across all areas of the business,” he said. For John, the elevation to the CEO role at Kazia marked a natural next step in what has been a distinguished career in the medical and biotech sectors. The medical field runs in the Friend family, with John’s father working for a multinational pharmaceutical company, and his wife, Dr. Kimberly Raymond, a practicing physician. After securing his medical degree and speciality training, John practiced medicine in North Carolina, with his practice spanning from general care, through to obstetrics, minor surgery, and beyond. Following a move to Chicago to work for a large pharmaceutical company, John continued his career in the pharma and biotech industries, working in a variety of roles, including building business units at multiple pharmaceutical companies in the United States. During this time, John discovered a passion for paediatric drug development, which continues to flow through to his work today at Kazia. His philosophy stems from putting patients at the centre of everything Kazia does and he is driven by the goal of improving patients’ lives by developing innovative therapies and treatment solutions. “We’ve not focused enough resources and effort on the paediatric population with regards to drug development and clinical trials, especially in the area of cancer. There is such a huge unmet need, and I am deeply passionate about being a part of developing new therapies for children suffering from rare and devastating cancers. To be able to give hope and promise to those children and families effected by cancer is incredibly motivating.” 6

John also understands the importance of collaboration with healthcare professionals, patient advocacy groups, and regulatory agencies to ensure the accessibility, safety and efficacy of Kazia’s therapies. “The medical community is built around collaboration. Be it through drug development, clinical trials, and ultimately in bringing treatments to the patients who need it, working closely with other healthcare professionals, regulators, and patient advocates is vital. “Collaboration has been at the centre of my career, so I really appreciate how important it is that we all work together to deliver the best outcome for patients. Of course, it’s critical that all of these aspects are supported by good governance, otherwise patient outcomes may be compromised.” When John joined Kazia as Chief Medical Officer in 2021, he was driven by the exciting and extremely promising science of Kazia’s clinical programs. “I was super excited about the people working within the company and the opportunity to help grow the business. But what excited me most of all was the strong science behind Kazia’s drug candidates – paxalisib and EVT801. Since joining I haven’t looked back and I’ve never had a more fulfilling job in my entire career.” John also emphasises the incredible calibre of Kazia’s people as being central to him joining the business. “It’s that gut feeling. You get the sense that these are the right people here at Kazia, that there are a lot of really passionate and talented leaders, as well as individual contributors who are really working hard to deliver results for both patients and shareholders. The team is the best of the best.” A constant reminder of the importance of the work John and the team at Kazia are doing comes from the moving feedback he regularly receives from patients, their families, and their physicians. “Never have I been part of a company whereby I have researchers and physicians, and a lot of times families and parents, reaching out to me on a weekly basis, thanking me for what Kazia is doing. It is an incredibly powerful and potent reminder of why the work we’re doing here is so important, and the incredible potential it holds for so many people.” Outside of work, John is just as passionate about his family and his hobbies. John, his wife Kimberly and their four children all share a love of sports, from soccer, crew, taekwondo to track and field. “I have done triathlons for around 20 years, but now I focus more on activities that are kinder to my knees! We are all about outdoor activities and love spending time together as a family in nature.” Looking ahead, John is excited about the immense potential Kazia’s treatments may offer patients and their families one day. “Hearing the feedback that we do from patients and their families really reinforces the importance of what we are doing. Paxalisib now has two FDA Fast Track Designations, underscoring the momentum of our clinical programs. Between paxalisib and EVT801, we have multiple clinical programs progressing well, with further milestones in terms of clinical data expected to be released soon. There is such a huge potential benefit for patients, and we’re excited about the life-changing impact Kazia’s work could have as we continue to push our clinical programs forward and work to bring paxalisib and EVT801 to market.” Chairman and CEO’s Letter Key Milestones Introduction to Kazia’s CEO Pipeline Review Environment, Society and Governance Financial Reports “We’ve not focused enough resources and effort on the paediatric population with regards to drug development and clinical trials, especially in the area of cancer. There is such a huge unmet need, and I am deeply passionate about being a part of developing new therapies for children suffering from rare and devastating cancers.”

PIPELINE REVIEW ADVANCING THE CLINICAL PIPELINE PAXALISIB Kazia’s lead program is paxalisib, an investigational brain-penetrant inhibitor of the PI3K / Akt / mTOR pathway, that was specifically designed to treat brain cancer. Brain cancers account for about 15% of paediatric cancers and are the second most common type of cancer in children whereas over 300,000 adults are diagnosed every year with primary brain cancer. We believe that as a brain-penetrant therapy, paxalisib, by design, has the potential to be an integral component of precision medicine for brain tumours. Many of the ongoing trials are evaluating paxalisib in patients who have PI3K pathway mutations. Enrolling paxalisib clinical trials with patients who have the potential to have the greatest response and benefits may accelerate clinical trial recruitment and time to potential regulatory approval. The overall clinical development strategy for paxalisib has been crafted into three core pillars: Treatment for adult brain cancer: 4 active trials over 3 different patient populations Treatment for paediatric brain cancer: 2 active and one recently completed trial Treatment of brain metastasis of solid tumours: 3 active trials Paxalisib in Adult Brain Cancer Glioblastoma (GBM) is a fast-growing and aggressive brain tumour. Paxalisib is being developed primarily for the ~65% of newly-diagnosed unmethylated GBM patients who generally do not respond to chemotherapy with temozolomide. At two global conferences in 2023, we presented final data from a phase II study in newly diagnosed GBM patients which reported promising signals of clinical activity with paxalisib. GBM AGILE Pivotal study Our GBM AGILE (Glioblastoma Adaptive Global Innovative Learning Environment) study is evaluating investigational therapies for patients with newly diagnosed and recurrent GBM. The goal of the study is to expedite the approval of new drugs for this disease. Final data is expected from the GBM AGILE pivotal study of paxalisib in GBM in 2H CY2023. Depending on the results of the study, Kazia may use such data to support submission of a new drug application (NDA) for marketing authorisation to the U.S. Food and Drug Administration (FDA). LUMOS2 phase II study Kazia is supporting the University of Sydney on a molecularly guided phase II clinical study, LUMOS2, evaluating paxalisib in adult patients with recurrent/progressive isocitrate dehydrogenase (IDH) mutant grade 2 and 3 gliomas (G2/3 gliomas). The LUMOS2 study is sponsored by the University of Sydney with a goal of investigating targeted therapeutics in these patients who have limited options. The study is expected to enrol up to 76 patients with PI3K pathway mutations and will be a multi-centre study at several Australian sites, with the potential to expand internationally. We anticipate enrolment to commence in 4Q CY2023. Paxalisib with metformin and ketogenic diet in GBM This clinical study, which is being sponsored by and being conducted at Weill Medical College of Cornell University in the United States is exploring the use of paxalisib in combination with metformin and a ketogenetic diet for patients with GBM. A significant and growing body of research has suggested the potential for ketogenic diets to provide benefit in a range of tumour types, including GBM. The study is actively enrolling in two cohorts of GBM patients, and we anticipate providing an update to this study in 4Q CY2023. Primary CNS lymphoma (PCNSL) In June 2021, Kazia announced that the phase II investigator-initiated study of paxalisib in relapsed/refractory patients with primary CNS lymphoma had commenced recruitment at the Dana Farber Cancer Institute. As a brain penetrant PI3K inhibitor in development for PCNSL, we believe paxalisib has unique potential in the form of this disease that occurs within the central nervous system, and we anticipate providing a clinical update to this study in 2H CY2023. 8

Paxalisib in Paediatric Brain Cancer Brain cancer is the most common malignancy of childhood cancer and represents about one-third of all childhood cancer deaths. The PI3K/AKT/mTOR pathway is frequently upregulated in paediatric cancers and therefore therapeutics that target those pathways could lead to long-awaited regulatory approvals. Diffuse intrinsic pontine glioma (DIPG) is the most common of a group of childhood brain cancers known as diffuse midline gliomas (DMGs). The disease currently has no FDA approved drug treatments and average survival from diagnosis is approximately 10 months. Kazia recognizes the critical importance and immense unmet need and is exploring paxalisib in two common forms of childhood cancer -DMG and advanced childhood cancer with PI3K/mTOR mutations. PNOC022 phase II study The PNOC022 phase II study is sponsored by the Pacific Pediatric Neuro-Oncology Consortium (PNOC), an international consortium focused on the development of novel combination therapies. It is an adaptive platform study that is examining paxalisib in combination with ONC201. The study enrolment has been progressing well since opening in late 2021 and the study teams at PNOC and University of California, San Francisco (UCSF) are analysing interim data for the study, which is expected to be reported in 2H CY2023. OPTIMISE phase II study Kazia entered into a collaboration with the Australian and New Zealand Children’s Haematology / Oncology Group (ANZCHOG) in March 2023 for a phase II clinical study examining paxalisib as a targeted therapeutic in children with advanced solid tumours, including brain tumours. The OPTIMISE phase II study is the first Australian-led clinical trial of paxalisib and will combine paxalisib with chemotherapy for children with PI3K pathway mutations. Enrolment for this study is expected to commence in 4Q CY2023. St Jude Children’s Research Hospital phase I study The objective of this phase I investigator study in children with Diffuse Intrinsic Pontine Glioma (DIPG) to establish a maximum tolerated dose (MTD) was presented in November 2020 at the SNO Annual Meeting. The paediatric MTD of 27 mg/m2 was established and the safety profile and pharmacokinetics were highly consistent with the adult data. The long term survival follow-up was completed this year and will be incorporated into the clinical study report. Paxalisib in Brain Metastases Brain metastases occur when cancer cells spread from their original site to the brain, and treatment options are very limited. Brain metastases are a common complication of many tumours, but are particularly common in breast cancer, lung cancer, and melanoma. Brain metastases are typically highly resistant to treatment and survival rates are generally low. Radiotherapy is a common treatment modality for brain metastases. Despite some reported efficacy of radiotherapy, patients typically become resistant over time, and repeat courses of radiotherapy can be associated with significant neurological toxicity. Additionally, PI3K pathway mutations are common in brain metastasis and are frequently associated with a poor prognosis. Paxalisib in combination with radiotherapy Paxalisib is being studied in combination with radiotherapy in an ongoing phase I clinical study for the treatment of patients with brain metastases who harbour PI3K pathway mutations, sponsored by Memorial Sloan Kettering Cancer Center (MSKCC) in New York, NY. Encouraging safety and clinical activity from this study was presented by the principal investigator, Dr. Jonathan Yang, in August 2022 at the 2022 Annual Conference on CNS Clinical Trials and Brain Metastases, jointly organized by the Society for Neuro-Oncology and the American Society for Clinical Oncology held in Toronto, Canada. The expansion cohort is currently being enrolled and two world-renowned cancer centres have joined MSKCC in this study: Miami Cancer Institute and Fred Hutchinson Cancer Center in Seattle, WA. Preliminary data from the expansion cohort is anticipated by 1Q CY2024. Chairman and CEO’s Letter Key Milestones Introduction to Kazia’s CEO Pipeline Review Environment, Society and Governance Financial Reports

Fast Track Designation Kazia received Fast Track Designation (FTD) from the FDA in July 2023 for paxalisib for the treatment of solid tumour brain metastases harbouring PI3K pathway mutations, in combination with radiotherapy, based on the promising interim clinical data from the MSKCC phase 1 trial. Introduced under the FDA Modernization Act (1997), FTD may be awarded by FDA to investigational drugs which are intended to treat a serious or life-threatening condition, and which fill an unmet medical need. FTD must be requested by the sponsor company and must be accompanied by a detailed review of both preclinical and clinical data. To be awarded FTD, drugs must generally be able to show some potential advantage over existing therapies, either in terms of safety or efficacy. A key benefit of FTD is enhanced access to the FDA, with regular and more frequent opportunities for consultation and discussion. In addition, drugs with FTD may be eligible for Accelerated Approval, in which a new medicine is approved based on a surrogate endpoint, and for Priority Review, in which the standard 12-month review process may be reduced to eight months. Drugs with FTD may also receive a ‘rolling review’ of their NDA submission, in which sections are submitted for review as they become available, potentially expediting the approval process. Genomically Guided phase II study Sponsored by the Alliance for Clinical Trials in Oncology, paxalisib is one of the targeted therapeutics being investigated in this global, multi-drug study (NCT03994796) in patients with brain metastases. Patients with PI3K pathway mutations will be enrolled in three cohorts, breast cancer, non-small cell lung cancer (NSCLC) and other. The enrolment is ongoing for all cohorts including the expansion stage of the study in breast cancer brain metastases patients. HER2+ Breast cancer brain metastasesphase II study A phase II investigator initiated clinical study is ongoing at Dana-Farber Cancer Institute exploring paxalisib in combination with trastuzumab (NCT03765983) in patients with brain metastases originating from HER2+ breast cancer. The enrolment is ongoing and we anticipate providing a study update later in the calendar year. EVT801 Kazia is also developing EVT801, a small molecule targeted VEGFR3 inhibitor. Preclinical data showed EVT801 to be active against a broad range of tumour types and has shown evidence of synergy with immuno-oncology agents. Over the course of the year, these preclinical data have been presented at a number of global conferences, including conferences held by the American Association for Cancer Research and the European Society for Medical Oncology. We anticipate providing additional EVT801 updates and presentations of interim data at medical conferences in 2H CY2023. R&D PIPELINE Paxalisib in Metastatic Melanoma Data from an ongoing research collaboration with the Huntsman Cancer Institute at the University of Utah in Salt Lake City, UT has shown paxalisib to be active in vitro and in vivo against a range of preclinical models of metastatic melanoma, the most aggressive form of skin cancer. Data suggesting substantial activity for paxalisib as monotherapy in preclinical mouse models was presented at the 19th International Congress of the Society for Melanoma Research, held in Edinburgh, Scotland, in 2022. “This is among the most promising single agent data that we have seen in our research,” commented Professor Sheri Holmen, lead investigator on the project. “Despite the widespread adoption of immunotherapy in recent years, there remains substantial unmet need in melanoma, particularly in those patients who develop brain metastases. We look forward to exploring the potential of paxalisib further in our research, and hopefully seeing the drug transition to a clinical trial in the near future.” Paxalisib in Solid Tumours Kazia’s collaboration with QIMR Berghofer Medical Research Institute, one of Australia’s foremost cancer research centres, is currently exploring novel uses of paxalisib in solid tumours. The collaboration is based on research that identified an entirely separate effect of PI3K inhibition: as a modulator of the immune microenvironment within and around the tumour. Administration of PI3K inhibitors such as paxalisib, at doses and frequencies different to those conventionally used, appears to activate the immune system in the tumour, making it more susceptive to immunotherapy. We believe this approach could therefore open up an important opportunity for paxalisib in combination with drugs such as Keytruda® (pembrolizumab, Merck) and Opdivo® (nivolumab, Bristol Myers Squibb) for the treatment of diseases such as breast cancer and lung cancer. The collaboration is ongoing and will build on initial research that has already led to the filing of a provisional patent last year, including the use of paxalisib as an immune modulator in the treatment of diseases such as breast cancer. PIPELINE REVIEW 10

BROAD CLINICAL PROGRAM ONGOING

SPONSOR	PHASE	INDICATION	REGISTRATION
PAXALISIB			
Global Coalition for Adaptive Research	II / III	Glioblastoma	NCT03970447
Weill Medical College of Cornell	II	Glioblastoma (*with metformin and ketogenesis*)	NCT05183204
Alliance for Clinical Trials in Oncology	II	Brain metastases	NCT03994796
Dana-Farber Cancer Institute	II	Breast cancer brain metastases (*with Herceptin*)	NCT03765983
Dana-Farber Cancer Institute	II	Primary CNS lymphoma	NCT04906096
University of Sydney	I/II	Grade 2/3 IDH-mutant adult gliomas	TBD
Pacific Pediatric Neuro-Oncology Consortium	II	DIPG (childhood brain cancer)	NCT05009992
Australia & New Zealand Children's Oncology Group	II	Advanced solid tumours in children	TBD
St Jude Children's Research Hospital	I	DIPG	NCT03696355
Memorial Sloan Kettering Cancer Center	I	Brain metastases (with radiotherapy)	NCT04192981
EVT801			
Kazia Therapeutics	I	Advanced solid tumours	NCT05114668

CLINICAL DEVELOPMENT OVERVIEW


Paxalisib
Investigational, small molecule, potent, brain-penetrant inhibitor of PI3K / mTOR licensed from:
Genentech
PRECLINICLE
PHASE 1
PHASE 2
PHASE 3
MARKET
Anticipated
Glioblastoma & IDH-mutant glioma
Common primary brain cancer
3 studies
Weill Cornell Medicine
SYDNEY
Final Data 2H CY23
DIPG/Advanced Solid Tumors
Childhood brain cancer
3 studies
ANZCHOG
Initial Data 3Q CY23
AT/RT
Childhood brain cancer
Further Data 1H CY23
Brain Metastases
Cancer that spreads to brain from elsewhere
3 studies
NIH
Dana-Farber
Further Data CY23
Primary CNS Lymphoma
Form of non-Hodgkin's lymphoma
3 studies
Dana-Farber
Initial Data CY23
Cancers outside the CNS
Melanoma; TNBC, Ovarian
HUNTSMAN
QIMR Berghofer
Further Data CY23
EVT801
Investigational, small molecule, highly specific inhibitor of VEGFR3 licensed from:
evotec
Advanced Solid Tumors
Patients w/ highly treatment-resistant cancer
Initial Data 2H CY23

IDH: Isocitrate dehydrogenase, DIPG: Diffuse Intrinsic Pontine Glioma, AT/RT: Atypical Teratoid Rhabdoid Tumor, CNS: central nervous system, TNBC: triple negative breast cancer, VEGFR3: vascular endothelial growth factor receptor 3.

Chairman and CEO's Letter
Key Milestones
Introduction to Kazia's CEO
Pipeline Review
Environment, Society and Governance
Financial Reports

Kazia Theraputics Limited **Annual Report 2023**
11

ENVIRONMENT, SOCIETY & GOVERNANCE OUR CORPORATE RESPONSIBILITY ENVIRONMENT Climate Change Kazia is mindful of its impact on the environment and strives to reduce its carbon footprint. The Kazia business model is based on outsourcing, and we are working with major partners who are focused on reducing climate change and enhancing climate protection. Our major partner Evotec, who is running our EVT-801 trial, is a signatory to one of the most ambitious actions related to climate mitigation, the Science Based Targets initiative (SBTi). This implies to set carbon reduction targets aligned with the goals of the Paris Agreement: to limit global warming to well below 2°C above pre-industrial levels and pursue efforts to limit warming to 1.5°C and is determined to become net carbon neutral by 2050. Evotec is implementing an innovative, web-based platform to collect environmental, social and governance indicators. This will allow them to identify sustainability-related risks at an early stage and derive appropriate measures. In this way, the large number of projects that Evotec have already implemented in the area of environmental protection and resource conservation can also be systematically mapped in the future. This includes, among other things, the procurement of green electricity and the conversion of office paper to 100 % recycled material. Sustainability Kazia head office is located in one of the most sustainable carbon neutral commercial precincts in the world. The serviced office is located in a building with a five-star NABERS energy rating. SOCIETY Community Contribution Our compassionate program has treated over 40 patients in 7 countries since its inception in 2018. 40 PATIENTS IN 7 COUNTRIES SINCE 2018 Countries we treat compassionate patients in: Australia, USA, Israel, Spain, Switzerland, England and Ireland 12

Gender Equity Kazia’s board welcomed it’s first female member in 2023.    MEN    WOMEN Board members at 30 June 2022 2023 Management at 30 June 2022 2023 Total Company 40% 44% 60% 54% 2022 2023    GOVERNANCE Kazia strives to be a good corporate citizen. As a company listed on both ASX and NASDAQ, we respect and comply with the governance frameworks of both jurisdictions. When formulating and implementing our policies, processes and practices, we embed the E&S considerations into our decisions.    Kazia Theraputics Limited Annual Report 2023    Chairman and CEO’s Letter Key Milestones Introduction to Kazia’s CEO Pipeline Review Environment, Society and Governance Financial Reports

ANNUAL REPORT 2023 FINANCIAL REPORTS GENERAL INFORMATION The financial statements cover Kazia Therapeutics Limited as a consolidated entity consisting of Kazia Therapeutics Limited and the entities it controlled at the end of or during the year. The financial statements are presented in Australian dollars, which is Kazia Therapeutics Limited’s functional and presentation currency. Kazia Therapeutics Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is: Three International Towers, Level 24,300 Barangaroo Avenue Sydney NSW 2000 A description of the nature of the consolidated entity’s operations and its principal activities are included in the Directors’ report, which is not part of the financial statements. The financial statements were authorised for issue, in accordance with a resolution of directors, on 31 August 2023. The directors have the power to amend and reissue the financial statements. Kazia Theraputics Limited Annual Report 2023 14

CONTENTS Page Director’s Report 16 Auditor’s independent declaration 41 Statement of profit or loss and other comprehensive income 42 Statement of financial position 43 Statement of changes in equity 44 Statement of cash flows 46 Notes to the financial statements 47 Directors’ declaration 78 Independent auditor’s report to the members of Kazia Therapeutics Limited 79 Shareholder information 85 Corporate directory iii    Chairman and CEO’s Letter Key Milestones Introduction to Kazia’s CEO Pipeline Review Environment, Society and Governance Financial Reports

16 The directors present their report, together with the financial statements, on the consolidated entity (referred to hereafter as the ‘consolidated entity’) consisting of Kazia Therapeutics Limited (referred to hereafter as the ‘company’ or ‘parent entity’) and the entities it controlled at the end of, or during, the year ended 30 June 2023. Directors The following persons were Directors of Kazia Therapeutics Limited (ABN 37 063 259 754) during the whole of the financial year and up to the date of this report, unless otherwise stated: Dr John Friend (Appointed 1 August 2023—Managing Director) (Appointed 11 August 2023—Interim Chairman) Iain Ross (Resigned 11 August 2023) Bryce Carmine Steven Coffey James Garner (1 July 2022 to 30 April 2023) Ebru Davidson (Appointed 5 June 2023) Principal activities During the financial year the principal continuing activity of the consolidated entity consisted of pharmaceutical research and development with a view to commercialising the results of our research through license transactions or other means. Dividends There were no dividends paid, recommended or declared during the current or previous financial year. Review of operations The loss for the consolidated entity after providing for income tax amounted to $20,465,180 (30 June 2022: ($25,014,055)). The attached financial statements detail the performance and financial position of the consolidated entity for the year ended 30 June 2023. Cash resources At 30 June 2023, the consolidated entity had total funds, comprising cash at bank and on hand of A$5,241,197 (2022 A$7,361,112). Going concern The entity is not generating revenues and is not expected to do so in the foreseeable future. There is material uncertainty which may cast significant doubt on whether the the consolidated entity will continue as a going concern. The Directors have considered this to be appropriate. During the month of July 2023 through 7 August 2023, the Company raised total proceeds for the period of US$1,019,769 (A$1,540,918) using the ATM facility and continues to seek additional funding sources both in Australia and overseas. Refer to ‘Going concern’ in note 2 to the financial statements and the Risks Related to Our Financial Condition and Capital Requirement section in the Director’s report for further details. Subject to the matters disclosed under Going concern in Note 2, the directors have reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable. Rounding of amounts The Company is a type of Company referred to in ASIC Corporations (Rounding in Financial/Directors’ Reports) Instrument 2016/191 and therefore the amounts contained in this report and in the financial report have been rounded to the nearest dollar.

17 Kazia Therapeutics Limited Clinical Pipeline Overview Paxalisib Kazia’s lead program is paxalisib, an investigational brain-penetrant inhibitor of the PI3K / Akt / mTOR pathway, that was specifically designed to treat brain cancer. Brain cancers account for about 15% of paediatric cancers and are the second most common type of cancer in children whereas over 300,000 adults are diagnosed every year with primary brain cancer. It is important to recognize that paxalisib, by design, has the potential to be an integral component to precision medicine. As a targeted therapeutic, we have focused many of the ongoing trials to evaluate paxalisib in patients who have PI3K pathway mutations. Enriching clinical trials with patients who have the potential to have the greatest response and benefits accelerates clinical trial recruitment and time to commercialization. The overall clinical development strategy for paxalisib has been crafted into three core pillars. Within the adult brain cancer pillar, we have four ongoing clinical studies across three different patient populations. There are two actively recruiting clinical studies and one recently completed study in the paediatric brain cancer pillar. Within the brain metastases pillar, there are three ongoing studies. Paxalisib in Adult Brain Cancer Glioblastoma (GBM) is a fast-growing and aggressive brain tumour. Paxalisib is being developed primarily for the ~65% of newly-diagnosed unmethylated GBM patients who generally do not respond to existing chemotherapy with temozolomide. The final data from a phase II study in newly diagnosed GBM patients reported promising signals of clinical activity with paxalisib and was presented at two global conferences in 2023. GBM AGILE Pivotal study GBM AGILE (Glioblastoma Adaptive Global Innovative Learning Environment) evaluates investigational therapies for patients with newly diagnosed and recurrent GBM. The goal is to expedite the approval of new drugs for this disease. Kazia announced on 1 August 2022 that the company had been advised by GCAR that the first stage of the paxalisib arm had completed recruitment. The treatment arm did not meet pre-defined criteria for continuing to a second stage, and patients enrolled in the first stage of the paxalisib arm will therefore continue on treatment as per protocol, and in follow-up, until completion of the final analysis, which we anticipate receiving in 2H CY2023. Depending on the results of the study, Kazia may use such data to support submission of a new drug application for marketing authorisation to the FDA. LUMOS2 phase II study Kazia is supporting the University of Sydney on a molecularly guided phase II clinical study evaluating paxalisib in adult patients with recurrent/progressive isocitrate dehydrogenase (IDH) mutant grade 2 and 3 gliomas (G2/3 gliomas). The LUMOS2 study is sponsored by the University of Sydney with a goal of investigating targeted therapeutics in these patients who have limited options. The study is expected to enrol up to 76 patients with PI3K pathway mutations and will be a multi-centre study at several Australian sites, with the potential to expand internationally. We anticipate enrolment to commence in 4Q23. Weill Cornell Medicine The clinical study at Weill Medical College of Cornell University in the United States, is exploring the use of paxalisib in combination with metformin and a ketogenic diet for patients with glioblastoma. A significant and growing body of research has suggested the potential for ketogenic diets to provide benefit in a range of tumour types, including glioblastoma. The study is actively enrolling in two cohorts of GBM patients, and we anticipate providing an update to this study in 4Q CY2023. Dana Farber Cancer Institute (DFCI) In June 2021, Kazia announced that the phase II study of paxalisib in relapsed/refractory patients with primary CNS lymphoma at DFCI had commenced recruitment. As a brain penetrant PI3K inhibitor in mainstream development, paxalisib has unique potential in the form of this disease that occurs within the central nervous system and we anticipate providing a clinical update to this study in 2H23. Paxalisib in Paediatric Brain Cancer Brain cancer is the most common malignancy of childhood and represents about one third of all childhood cancer deaths. The PI3K/AKT/mTOR pathway is frequently upregulated in paediatric cancers and therefore therapeutics that target those pathways could lead to well long-awaited regulatory approvals. Diffuse intrinsic pontine glioma (DIPG) is the most common of a group of childhood brain cancers known as diffuse midline gliomas (DMGs). The disease has no FDA approved drug treatments and average survival from diagnosis is approximately 10 months. Kazia recognizes the critical importance and immense unmet need and is aggressively exploring paxalisib in two common forms of childhood cancer—Diffuse Midline Gliomas (DMG, DIPG) and Advanced Childhood Cancer with PI3K/mTOR mutations. PNOC022 phase II study The PNOC022 study is sponsored by the Pacific Pediatric Neuro-Oncology Consortium (PNOC), an international consortium focused on the development of novel combination therapies. It is an adaptive platform study that is examining paxalisib in combination with ONC201. The study enrolment has been very robust since opening in late 2021 and the study team at PNOC and University of California, San Francisco (UCSF) are preparing data for interim analysis, which is expected in 2H CY2023.

18 OPTIMISE phase II study Kazia entered into a collaboration with the Australian and New Zealand Children’s Haematology / Oncology Group (ANZCHOG) in March 2023 for a phase II clinical study examining paxalisib as a targeted therapeutic in children with advanced solid tumours, including brain tumours. The study, named OPTIMISE, is the first Australian-led clinical trial of paxalisib and will combine the drug with chemotherapy for children with PI3K pathway mutations in their tumours. Enrolment for this study is expected to commence in 4Q CY2023. Paxalisib in Brain Metastases Brain metastases occur when cancer cells spread from their original site to the brain, and treatment options are very limited. Brain metastases are a common complication of many tumours, but are particularly common in breast cancer, lung cancer, and melanoma and account for 67%—89% of all cancers. Brain metastases are typically highly resistant to treatment and survival rates are generally low. Radiotherapy is a common treatment modality for brain metastases. Despite some efficacy, patients typically become resistant over time, and repeat courses of radiotherapy can be associated with significant neurological toxicity. Additionally, PI3K pathway mutations are common in brain metastasis and are frequently associated with a worse prognosis. MSKCC phase I clinical study Paxalisib is the subject of an ongoing phase I clinical study in combination with radiotherapy for the treatment of patients with brain metastases who harbour PI3K pathway mutations, sponsored by Memorial Sloan Kettering Cancer Center in New York, NY. Encouraging safety and clinical activity from this study was presented by the lead investigator, Dr. Jonathan Yang in August 2022 at the ASCO/SNO CNS meeting held in Toronto, Canada. The phase I expansion cohort is currently enrolling and two world- renowned cancer centres have joined MSKCC in this study: Miami Cancer Institute and Fred Hutchinson Cancer Center in Seattle, WA. Preliminary data from the expansion cohort is anticipated by 1Q CY2024. Fast Track Designation We were also very pleased to receive Fast Track Designation (FTD) by the United States Food and Drug Administration (FDA) in July 2023 for paxalisib for the treatment of solid tumour brain metastases harbouring PI3K pathway mutations in combination with radiation therapy, based on the promising clinical data from an interim analysis of the MSKCC phase 1 trial. To be awarded FTD, drugs must generally be able to show some potential advantage over existing therapies, either in terms of safety or efficacy. The key benefits of FTD comprise enhanced access to FDA, with regular and more frequent opportunities for consultation and discussion. In addition, drugs with FTD may be eligible for Accelerated Approval, in which a new medicine is approved based on a surrogate endpoint, and Priority Review, in which the standard 12-month review process may be reduced to eight months. Drugs with FTD may also receive a ‘rolling review’ of their NDA submission, in which sections are submitted for review as they become available, potentially expediting the approval process. EVT801 Kazia is also developing EVT801, a small molecule targeted therapeutic VEGFR3 inhibitor. Preclinical data showed EVT801 to be active against a broad range of tumour types and has shown evidence of synergy with immuno-oncology agents. Over the course of the year, this clinical study and preclinical EVT801 data has been presented at a number of global conferences, including AACR and ESMO. We anticipate providing additional EVT801 updates and presentations of data at medical conferences in 2H23. R&D Pipeline Paxalisib in metastatic melanoma Data from an ongoing research collaboration with the Huntsman Cancer Institute at the University of Utah in Salt Lake City, UT has shown paxalisib to be active in vitro and in vivo against a range of preclinical models of metastatic melanoma, the most aggressive form of skin cancer. The data suggested substantial activity for paxalisib as monotherapy in preclinical mouse models and was presented at the 19th International Congress of the Society for Melanoma Research, held in Edinburgh, Scotland. “This is among the most promising single agent data that we have seen in our research,” commented Professor Sheri Holmen, lead investigator on the project. “Despite the widespread adoption of immunotherapy in recent years, there remains substantial unmet need in melanoma, particularly in those patients who develop brain metastases. We look forward to exploring the potential of paxalisib further in our research, and hopefully seeing the drug transition to a clinical trial in the near future.” Paxalisib in solid tumours Kazia’s collaboration with QIMR Berghofer Medical Research Institute, one of Australia’s foremost cancer research centres, is currently exploring novel uses of paxalisib in solid tumours. The collaboration is based on research that identified an entirely separate effect of PI3K inhibition: as a modulator of the immune microenvironment within and around the tumour. Administration of PI3K inhibitors such as paxalisib, at doses and frequencies different to those conventionally used, appears to activate the immune system in the tumour, making it more susceptive to immunotherapy. This could therefore open up an important opportunity for Paxalisib in combination with drugs such as Keytruda® (pembrolizumab, Merck) and Opdivo® (nivolumab, Bristol Myers Squibb) for the treatment of diseases such as breast cancer and lung cancer. The collaboration is ongoing and will build on initial research that has already led to the filing of a provisional patent last year, including the use of paxalisib as an immune modulator in the treatment of diseases such as breast cancer.

Broad Clinical Program Ongoing

Sponsor	Phase	Indication	Registration
PAXALISIB			
Global Coalition for Adaptive Research	II/III	Glioblastoma	NCT03970447
Weill Cornell Medicine	II	Glioblastoma (*with ketogenesis*)	NCT05183204
Alliance for Clinical Trials in Oncology	II	Brain metastases	NCT03994796
Dana-Farber Cancer Institute	II	Breast cancer brain metastases (*with Herceptin*)	NCT03765983
Dana-Farber Cancer Institute	II	Primary CNS lymphoma	NCT04906096
University of Sydney	I/II	Grade 2/3 IDH-mutant adult gliomas	TBD
Pacific Pediatric Neuro-Oncology Consortium	II	DIPG (childhood brain cancer)	NCT05009992
Aus. & NZ Children's Oncology Group	II	Advanced solid tumours in children	TBD
ST Jude Children's Research Hospital	I	DIPG	NCT03696355
Memorial Sloan Kettering Cancer Center	I	Brain metastases (*with radiotherapy*)	NCT04192981
EVT801			
Kazia Therapeutics	I	Advanced solid tumours	NCT05114668


Paxalisib
Investigational, small molecule, potent, brain-penetrant inhibitor of PI3K / mTOR licensed from:
Genentech
PRECLINICAL
PHASE 1
PHASE 2
PHASE 3
MARKET
Anticipated
Glioblastoma & IDH-mutant glioma
Common primary brain cancer
3 studies
Weill Cornell Medicine
SYDNEY
Final Data 2H CY23
DIPG/Advanced Solid Tumors
Childhood brain cancer
3 studies
ANZCHOG
Initial Data 3Q CY23
AT/RT
Childhood brain cancer
Further Data 1H CY23
Brain Metastases
Cancer that spreads to brain from elsewhere
3 studies
NIH
Dana-Farber
Further Data CY23
Primary CNS Lymphoma
Form of non-Hodgkin's lymphoma
3 studies
Dana-Farber
Initial Data CY23
Cancers outside the CNS
Melanoma; TNBC, Ovarian
HUNTSMAN
QIMR Berghofer
Further Data CY23
EVT801
Investigational, small molecule, highly specific inhibitor of VEGFR3 licensed from:
evotec
Advanced Solid Tumors
Patients w/ highly treatment-resistant cancer
Initial Data 2H CY23

Chairman and CEO's Letter
Key Milestones
Introduction to Kazia's CEO
Pipeline Review
Environment, Society and Governance
Financial Reports

Kazia Theraputics Limited **Annual Report 2023** 19

20 Risks Related to Our Financial Condition and Capital Requirement We have incurred significant net losses. We anticipate that we will continue to incur significant net losses for the foreseeable future and we may never achieve or maintain profitability. We are a biotechnology company and have not yet generated significant revenue. We have incurred losses of A$8,419,484, A$25,014,055 and A$20,465,180 for the fiscal years ended June 30, 2021, 2022 and 2023, respectively. We have not generated any revenues from sales of any of our product candidates in prior financial years, however in the fiscal year ended June 30, 2021 we did generate revenues of A$15.2 million from the licensing of our development stage drug candidates. As of 30 June 2023, we had accumulated losses of A$89.1 million. We have devoted most of our financial resources to research and development, including our clinical development activities. To date, we have financed our operations primarily through the issuance of equity securities, research and development grants from the Australian government and payments from our collaboration partners. While we have generated revenue in recent fiscal years from license transactions, the nature of such revenue is irregular and unpredictable, and is based upon achievement of milestones over which we have limited or no control. As a consequence, we expect to continue to incur significant operating losses for the foreseeable future due to the cost of research and development including clinical trials and the regulatory approval process for product candidates. The amount of our future net losses is uncertain and will depend, in part, on the rate of our future expenditures. Our ability to continue operations will depend on, among other things, our ability to obtain funding through equity or debt financing, strategic collaborations or grants. We expect to continue to incur significant expenses and similar or increasing operating losses for the foreseeable future. We anticipate that our expenses will increase substantially if and as we: continue our research and clinical development of our product candidates; expand the scope of our current clinical studies for our product candidates or initiate additional clinical or other studies for product candidates; seek regulatory and marketing approvals for any of our product candidates that successfully complete clinical trials; further develop the manufacturing process for our product candidates; change or add additional manufacturers or suppliers; seek to identify and validate additional product candidates; acquire or in-license other product candidates and technologies; maintain, protect and expand our intellectual property portfolio; create additional infrastructure to support our operations as a public company in the United States and our product development and future commercialization efforts; and experience any delays or encounter issues with any of the above.    The net losses we incur may fluctuate significantly from year to year, such that a period-to-period comparison of our results of operations may not be a good indication of our future performance. We have never generated any revenue from product sales and may never be profitable. Our ability to generate significant revenue and achieve profitability depends on our ability, alone or with strategic collaboration partners, to successfully complete the development of and obtain the regulatory approvals for our product candidates, to manufacture sufficient supply of our product candidates, to establish a sales and marketing organization or suitable third-party alternative for the marketing of any approved products and to successfully commercialise any approved products on commercially reasonable terms. All of these activities will require us to raise sufficient funds to finance business activities. In addition, we do not anticipate generating revenue from commercializing product candidates for the foreseeable future, if ever. Our ability to generate future revenues from commercializing product candidates depends heavily on: successfully initiating and completing clinical trials of our product candidates; the timing of the initiation and completion of preclinical studies and clinical trials the timing of patient enrolment and dosing in any future clinical trials; the timing of the availability of data from clinical trials expectations about the successful completion of clinical trials obtaining regulatory and marketing approvals for product candidates for which we complete clinical trials; the timing of expected regulatory filings; expectations about approval by regulatory authorities of our drug candidates; the clinical utility and potential attributes and benefits of our product candidates, including the potential duration of treatment effects; potential licenses of intellectual property and collaborations; the commercialization of our product candidates, if approved; expectations regarding expenses, ongoing losses, future revenue and capital needs; our financial performance;

21 the length of time over which we expect our cash and cash equivalents to be sufficient; our intellectual property position and the duration of our patent portfolio; maintaining, protecting and expanding our intellectual property portfolio, and avoiding infringing on intellectual property of third parties; establishing and maintaining successful licenses, collaborations and alliances with third parties; developing a sustainable, scalable, reproducible and transferable manufacturing process for our product candidates; establishing and maintaining supply and manufacturing relationships with third parties that can provide products and services adequate, in amount and quality, to support clinical development and commercialization of our product candidates, if approved; launching and commercializing any product candidates for which we obtain regulatory and marketing approval, either by collaborating with a partner or, if launched independently, by establishing a sales, marketing and distribution infrastructure; obtaining market acceptance of any product candidates that receive regulatory approval as viable treatment options; the outcome of corresponding endeavours in respect of competitive or potentially competitive product candidates by other drug development companies; obtaining favourable coverage and reimbursement rates for our products from third-party payers; addressing any competing technological and market developments; identifying and validating new product candidates; and negotiating favourable terms in any collaboration, licensing or other arrangements into which we may enter. Even if one or more of our product candidates is approved for commercial sale, we may incur significant costs associated with commercializing any approved product candidate. As one example, our expenses could increase beyond expectations if we are required by the U.S. Food and Drug Administration (‘FDA’), or other regulatory agencies, domestic or foreign, to perform clinical and other studies in addition to those that we currently anticipate. Even if we are able to generate revenues from the sale of any approved products, we may not become profitable and may need to obtain additional funding to continue operations, which could have an adverse effect on our business, financial condition, results of operations and prospects. The Company has two product candidates currently in clinical trials. Failure of one or both of these therapies to show benefit to patients could materially affect the continuity of our business and our financial condition. The Company’s lead programs include paxalisib (formerly GDC-0084), a small molecule inhibitor of the PI3K/Akt/mTOR pathway, and EVT801, a small molecule selective inhibitor of vascular endothelial growth factor receptor 3 (VEGFR3). However, even though progress has been made, such as the clinical validation of the PI3K/Akt/mTOR pathway as a target for oncology therapies, development of our product candidates may prove unsuccessful, after completion of clinical trials, due to any failure to provide adequate beneficial effect to cancer patients. It is possible that either or both agents may fail to show sufficient benefit as an intended treatment for the specific cancer indication to become commercially viable products. The Company has ongoing clinical trials in which experimental therapies are administered to human subjects. If profound and unexpected safety concerns are encountered in clinical trials, it may materially affect the continuity of our business and our financial condition. Despite all applicable efforts to characterize the safety profile of our drug development candidates through animal studies and other mechanisms, the possibility of unexpected safety concerns remains. If one or both of our clinical stage candidates were found to be associated with profound and unexpected toxicity, the Company may be required to cease development, and may additionally incur other impairments to the business including reputational damage. The Company relies on third-party contract manufacturing organizations to manufacture its drug product candidates. If one or more of these vendors were unable to meet the Company’s needs, it may materially impact our business. Manufacture of pharmaceutical material for human administration is technically complex and highly regulated. If one or more of the Company’s vendors failed to produce drug product to the requisite standard, the continuity of the Company’s operations may be severely disrupted. Even if a vendor was found deficient in respect of another product, it may impair the confidence of regulatory agencies in our product candidates, thereby disrupting our operations. Global contract manufacturing capacity is limited, and the manufacturing process is not readily portable. As a result, the Company’s ability to manufacture its product candidates in a timely manner is dependent on the availability of suitable capacity at its vendors. The manufactured drug products, and their intermediaries, are of significant financial value. Loss, damage, or theft of this material, for example while in storage or transit, may result in significant detriment to the Company, which may be incompletely covered by insurance. The Company’s ability to continue as a going concern is dependent on its ability to raise capital to support its R&D programs. The Company has limited cash resources and will periodically need additional funds to maintain the planned level of R&D activity. We expect to consume cash and incur operating losses for the foreseeable future as the Company continues developing its oncology drug candidates. The impact on cash resources and results from operations will vary with the extent and timing of future clinical trial programs. While it is not possible to make accurate predictions of future operating results, we expect existing cash and cash equivalents will be sufficient to enable us to continue our research and development activities until approximately December 2023.

22 As at 30 June 2023, we had cash on hand at the bank of A$5.2million. The financial statements have been prepared on a going concern basis, which contemplates continuity of normal activities and realization of assets and settlement of liabilities in the normal course of business. As is often the case with drug development companies, our ability to continue as a going concern is dependent upon our ability to derive sufficient cash from investors, from licensing and partnering and collaboration activities and from other sources of revenue such as grant funding. The directors have considered the cash flow forecasts and the funding requirements of the business and have initiated funding strategies they anticipate provide reasonable grounds to generate sufficient funding to allow us to continue as a going concern. If the Company is unable to obtain additional funds on favourable terms or at all, it may be required to cease or reduce its operations. Also, if the Company raises more funds by selling additional securities, the ownership interests of holders of its securities will be diluted. Global economic uncertainty caused by rising inflation, political instability, and conflicts and other events of geopolitical significance, such as the COVID-19 pandemic and the conflict between Russia and Ukraine, could adversely affect our business and financial performance. Negative global economic conditions may pose challenges to the Company’s business strategy, which relies on access to capital from financial markets and/or investment by other companies. Failure to obtain sufficient funding on acceptable terms could have a material adverse effect on our business, results of operations and financial condition. Negative conditions in the global economy, including credit markets and the financial services industry, have generally made equity and debt financing more difficult to obtain, and may negatively impact the Company’s ability to complete financing transactions. We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by the ongoing COVID19 pandemic and geopolitical instability due to the ongoing military conflict between Russia and Ukraine. Our business, financial condition, and results of operations may be materially adversely affected by the negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions. U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. In late February 2022, a military invasion of Ukraine by Russian troops began. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine has led to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain disruptions. Additionally, various of Russia’s actions have led to sanctions and other penalties being levied by the U.S., Australia, the European Union, and other countries, as well as other public and private actors and companies, against Russia and certain other geographic areas, including agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication payment system and restrictions on imports of Russian oil, liquified natural gas and coal. Additional potential sanctions and penalties have also been proposed and/or threatened. Russian military actions and the resulting sanctions could further adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds. The duration and severity of these conditions is uncertain, as is the extent to which they may adversely affect the Company’s business and the business of current and prospective vendors and collaborators. If negative global economic conditions persist or worsen, the Company may be unable to secure additional funding to sustain its operations or to find suitable collaborators to advance its internal programs, even if positive results are achieved from research and development efforts. Any of the above-mentioned factors could affect our business, prospects, financial condition, and operating results. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict, but could be substantial. If we are unable to raise sufficient funding on acceptable terms due to these or other factors, we may be unable to continue to operate. There is no assurance that we will be successful in obtaining sufficient financing on acceptable terms and conditions to fund continuing operations, if at all. Our failure to obtain sufficient funds on acceptable terms when needed could have a material adverse effect on our business, results of operations and financial condition. Risks Related to Our Business Operations We may not successfully engage in strategic transactions or enter into new collaborations, which could adversely affect our ability to develop and commercialize product candidates, impact our cash position, increase our expenses and present significant distractions to our management. From time to time, we may consider additional strategic transactions, such as collaborations, acquisitions, asset purchases or sales and out- or in-licensing of product candidates or technologies. In particular we will evaluate and, if strategically attractive, seek to enter into additional collaborations, including with major biotechnology or pharmaceutical companies. The competition for collaborators is significant, and the negotiation process is time-consuming and complex. Any new collaboration may be on terms that are not optimal for us, and we may not be able to maintain any new or existing collaboration if, for example, development or approval of a product candidate is delayed, sales of an approved product candidate do not meet expectations or the collaborator discontinues the collaboration. Any such collaboration, or other strategic transaction, may require us to incur non-recurring or other charges, increase our expenditures, pose significant integration or implementation challenges or disrupt our management or business. These transactions would entail numerous operational and financial risks, including exposure to unknown liabilities, incurrence of substantial debt or dilutive issuances of equity securities to pay transaction consideration or costs, higher than expected collaboration, acquisition or integration costs, write-downs of assets or impairment charges, increased amortization expenses, difficulty and cost in facilitating the collaboration or combining the operations and personnel of any acquired business, impairment of relationships with key suppliers, manufacturers or customers of any acquired business due to changes in management and ownership and the inability to retain key employees of any acquired business.

23 Accordingly, although there can be no assurance that we will undertake or successfully complete any additional transactions of the nature described above, any transactions that we do complete may be subject to the foregoing or other risks and have a material adverse effect on our business, results of operations, financial condition and prospects. Conversely, any failure to enter any collaboration or other strategic transaction that would be beneficial to us could delay and make more expensive the development and potential commercialization of our product candidates and have a negative impact on the competitiveness of any product candidate that reaches market. Any inability to attract and retain qualified key management and technical personnel would impair our ability to implement our business plan. Our success largely depends on the continued service of key management and other specialized personnel. The loss of one or more members of our management team or other key employees or advisors could delay or increase the cost of our research and development programs and materially harm our business, financial condition, results of operations and prospects. The relationships that our key managers have cultivated within our industry make us particularly dependent upon their continued employment with us. We are dependent on the continued service of our technical personnel because of the highly technical nature of our product candidates and the specialized nature of the regulatory approval process for our product candidates. Because our management team and key employees are not obligated to provide us with continued service, they could terminate their employment with us at any time without penalty. We do not maintain key person life insurance policies on any of our management team members or key employees. Our future success will depend in large part on our continued ability to attract and retain other highly qualified scientific, technical and management personnel, as well as personnel with expertise in clinical testing, manufacturing, governmental regulation and commercialization. We face competition for personnel from other companies, universities, public and private research institutions, government entities and other organisations. Our collaborations with outside scientists and consultants may be subject to restriction and change. We work with medical experts, chemists, biologists and other scientists at academic and other institutions, and consultants who assist us in our research, development and regulatory efforts, including the members of our scientific advisory board. In addition, these scientists and consultants have provided, and we expect that they will continue to provide, valuable advice regarding our programs and regulatory approval processes. These scientists and consultants are not our employees and may have other commitments that would limit their future availability to us. If a conflict of interest arises between their work for us and their work for another entity, we may lose their services. In addition, we are limited in our ability to prevent them from establishing competing businesses or developing competing products. For example, if a key scientist acting as a principal investigator in any of our future clinical trials identifies a potential product or compound that is more scientifically interesting to professional interests, their availability to remain involved in any future clinical trials could be restricted or eliminated. We face potential product liability, and, if successful claims are brought against us, we may incur substantial liability and costs. If the use of our product candidates harms patients, or is perceived to harm patients even when such harm is unrelated to our product candidates, our regulatory approvals could be revoked or otherwise negatively impacted and we could be subject to costly and damaging product liability claims. The use of our product candidates in clinical trials and the sale of any products for which we may in the future obtain marketing approval exposes us to the risk of product liability claims. Product liability claims might be brought against us by consumers, healthcare providers, pharmaceutical companies or others selling or otherwise coming into contact with our product candidates. There is a risk that our product candidates may induce adverse events. If we cannot successfully defend against product liability claims, we could incur substantial liability and costs. In addition, regardless of merit or eventual outcome, product liability claims may result in: impairment of our business reputation; withdrawal of clinical trial participants; costs due to related litigation; distraction of management’s attention from our primary business; substantial monetary awards to patients or other claimants; the inability to commercialize our product candidates; decreased demand for our product candidates, if approved for commercial sale; and increased cost, or impairment of our ability, to obtain or maintain product liability insurance coverage.    We may use our limited financial and human resources to pursue a particular research program or product candidate and fail to capitalize on programs or product candidates that may be more profitable or for which there is a greater likelihood of success. Because we have limited resources, we may forego or delay pursuit of opportunities with certain programs or product candidates or for indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs for product candidates may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through strategic collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate, or we may allocate internal resources to a product candidate in a therapeutic area in which it would have been more advantageous to enter into a collaboration arrangement.

24 Our internal computer and information technology systems, or those of our collaborators and other development partners, third-party Contract Research Organizations (CROs) or other contractors or consultants, may fail or suffer security breaches, which could result in a disruption of our product development programs. Despite the implementation of security measures, our internal computer and information technology systems and those of our current and any future CROs and other contractors, consultants and collaborators are vulnerable to damage from computer viruses, cyber-attacks, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Such events could cause interruptions of our operations. While we have not experienced any material system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other similar disruptions. For example, the loss of clinical trial data from ongoing or future clinical trials or data from preclinical studies could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely on third parties to manufacture our product candidates and will rely on third parties to conduct future clinical trials, and similar events relating to their computer systems could also have similar consequences to our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our product candidates could be delayed and become more expensive. Our ability to utilize our net operating losses and certain other tax attributes may be limited. We have substantial carried forward tax losses which may not be available to offset any future assessable income. In order for an Australian corporate taxpayer to carry forward and utilize tax losses, the taxpayer must pass either the continuity of ownership test (“COT”), or, if it fails the COT, the same business test (“SBT”), or similar business test, in respect of relevant tax losses. We have not carried out any formal analysis as to whether we have met the COT or, failing the COT, the SBT or similar business test over relevant periods. In addition, future shareholding changes may result in a significant ownership change for us. It is therefore uncertain as to whether any of our tax losses carried forward as of 30 June 2023 will be available to be carried forward and available to offset our assessable income, if any, in future periods. Risks Related to the Product Development and Regulatory Approval of Our Product Candidates We may not be able to obtain orphan drug exclusivity, where relevant, in all markets for our product candidates. Regulatory authorities in some jurisdictions, including the United States, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a product intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States. The FDA may also designate a product as an orphan drug if it is intended to treat a disease or condition of more than 200,000 individuals in the United States and there is no reasonable expectation that the cost of developing and making a drug or biological product available in the United States for this type of disease or condition will be recovered from sales of the product candidate. Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the FDA from approving another marketing application for the same drug for such indication for that time period. The applicable period is seven years in the United States. Orphan drug exclusivity may be lost if the FDA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition. Paxalisib (formerly GDC-0084) was granted orphan drug designation by the FDA in February 2018 for the treatment of glioblastoma, in August 2020 for the treatment of malignant glioma, which includes DIPG, a rare and highly aggressive childhood brain cancer, and in June 2022 for the treatment of atypical rhabdoid / teratoid tumors (AT/RT). However, even if we obtain orphan drug exclusivity for additional products in the United States or other jurisdictions, that exclusivity may not effectively protect the product from competition because different drugs can be approved for the same condition, and the same drug could be approved for a different condition. Moreover, even after an orphan drug is approved, the FDA can subsequently approve the same drug, made by a competitor, for the same condition if the FDA concludes that the competitive product is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. Positive results from preclinical studies of our product candidates are not necessarily predictive of the results of our planned clinical trials of our product candidates. Positive results in preclinical proof of concept and animal studies of our product candidates may not result in positive results in clinical trials in humans. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical trials after achieving positive results in preclinical development or early-stage clinical trials, and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, preclinical findings made while clinical trials were underway or safety or efficacy observations made in clinical trials, including adverse events. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain FDA or other regulatory authority approval. If we fail to produce positive results in our clinical trials of our product candidates, the development timeline and regulatory approval and commercialization prospects for our product candidates, and, correspondingly, our business and financial prospects, would be negatively impacted.

25 Even if the Company receives regulatory approval to commercialize its drug candidates, the ability to generate revenues from any resulting products will be subject to a variety of risks, many of which are out of the Company’s control. Regardless of regulatory approval, products arising from the development process may not gain market acceptance among physicians, patients healthcare payers or the medical community. The Company believes that the degree of market acceptance and its ability to generate revenues from such products will depend on a number of factors, including, but not limited to: advancements in the treatment of cancer that make our treatments obsolete; market exclusivity and competitor products; timing of market introduction of the Company’s drugs and competitive drugs; actual and perceived efficacy and safety of the Company’s drug candidates; prevalence and severity of any side effects; potential or perceived advantages or disadvantages over alternative treatments; strength of sales, marketing and distribution support; price of future products, both in absolute terms and relative to alternative treatments; the effect of current and future healthcare laws on the Company’s drug candidates; and availability of coverage and reimbursement from government and other third-party payers.    If any of the Company’s drugs are approved and fail to achieve market acceptance, the Company may not be able to generate significant revenue to achieve or sustain profitability. Risks Related to Commercialization of Our Product Candidates The Company may not be able to establish the contractual arrangements necessary to develop, market and distribute the product candidates. Our failure to do so may adversely affect our business, results of operations and financial condition. The Company has been successful in executing contractual agreements with strategic partners. This remains a key part of the Company’s business plan and the Company must continue to partner with third parties to manufacture clinical grade drug product and conduct key pre-clinical and clinical investigations. Strategic agreements around packaging, branding, market access and distribution for its drug products will also eventually be required. However, potential partners could be discouraged by the Company’s limited operating history. There is no assurance that the Company will be able to negotiate commercially acceptable licensing or other agreements for the future exploitation of its drug product candidates including continued clinical development, manufacture or marketing. If the Company is unable to successfully contract for these services, or if arrangements for these services are terminated, the Company may have to delay the commercialization program which will adversely affect its ability to generate operating revenues. The Company’s commercial opportunity will be reduced or eliminated if competitors develop and market products, devices or other treatments that are more effective, have fewer side effects or are less expensive than its drug candidates. The development of drug candidates is highly competitive and is high risk. A number of other companies have products or drug candidates in various stages of pre-clinical or clinical development that are intended for the same therapeutic indications for which the Company’s drug candidates are being developed. Some of these potential competing drugs are further advanced in development than the Company’s drug candidates and may be commercialized sooner. Even if the Company is successful in developing effective drugs, its compounds may not compete successfully with products produced by its competitors. The Company’s competitors include pharmaceutical companies and biotechnology companies, as well as universities and public and private research institutions. In addition, companies active in different but related fields represent substantial competition. Many of the Company’s competitors developing oncology drugs have significantly greater capital resources, larger R&D staff and facilities and greater experience in drug development, regulation, manufacturing and marketing. These organizations also compete with the Company and its service providers, to recruit qualified personnel, and to attract partners for joint ventures and to license technologies. As a result, the Company’s competitors may be able to develop technologies and products that would render the Company’s technologies or its drug candidates obsolete or non-competitive.

26 Risks Related to Our Intellectual Property If we are unable to protect intellectual property rights related to our product candidates, we may not be able to obtain exclusivity for our product candidates or prevent others from developing similar competitive products. We rely upon a combination of patents, know-how, trade secret protection and confidentiality agreements to protect the intellectual property related to our product candidates. The strength of patents in the biotechnology and pharmaceutical field involves complex legal and scientific questions and can be uncertain. The patent applications that we own or in-license may fail to result in issued patents with claims that cover our product candidates in the United States or other jurisdictions. In addition, we cannot guarantee that any patents will issue from any pending or future patent applications owned by or licensed to us. There is no assurance that all of the potentially relevant prior art relating to our patents and patent applications has been found. If such prior art exists, it can invalidate a patent or prevent a patent from issuing from a pending patent application. Even if patents do successfully issue and even if such patents cover our product candidates, third parties may initiate opposition, interference, re-examination, post-grant review, inter partes review, nullification or derivation action in court or before patent offices or similar proceedings challenging the validity, enforceability or scope of such patents, which may result in the patent claims being narrowed or invalidated. Furthermore, even if our patents and patent applications are unchallenged, they may not adequately protect our intellectual property, provide exclusivity for our product candidates or prevent others from designing around our claims. Any of these outcomes could impair our ability to prevent competition from third parties. If the patent applications we hold or have in-licensed with respect to our programs or product candidates fail to issue, or are revoked, if the breadth or strength of our patent protection is threatened, or if our patent portfolio fails to provide meaningful exclusivity for our product candidates, it could dissuade companies from collaborating with us to develop product candidates and threaten our ability to commercialize future products. Any successful opposition to any patents owned by or licensed to us could deprive us of rights necessary for the successful commercialization of any product candidates that we may develop. Further, if we encounter delays in regulatory approvals, the period of time during which we could market a product candidate under patent protection could be reduced. Even where we have a valid and enforceable patent, we may not be able to exclude others from practicing our invention where the other party can show that they used the invention in commerce before our filing date or the other party benefits from a compulsory license. In addition, patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after it is filed. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired for a product, we may be open to competition from competitive medications, including biosimilar or generic medications. This risk is material in light of the length of the development process of our products and lifespan of our current patent portfolio. In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that we elect not to patent, processes for which patents are difficult to enforce and any other elements of our product candidate discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets can be difficult to protect. What constitutes a trade secret and what protections are available for trade secrets varies from state to state in the United States and country by country worldwide. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors and contractors. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. Security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. Although we expect all of our employees and consultants to assign their inventions to us, and all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information or technology to enter into confidentiality agreements, we cannot provide any assurances that all such agreements have been duly executed or that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements. Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and applications are required to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and applications. The USPTO and various corresponding governmental patent agencies outside of the United States require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process and after a patent has issued. There are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction.

27 Our success depends, in part, on our ability to protect our intellectual property and our technologies. Our commercial success depends, in part, on our ability to obtain and maintain patent and trade secret protection for our technologies, our traits, and their uses, as well as our ability to operate without infringing upon the proprietary rights of others. If we do not adequately protect our intellectual property, competitors may be able to use our technologies and erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability. Filing, prosecuting and defending patents on product candidates in all countries around the world would be prohibitively expensive. In addition, we may at times in-license third-party technologies for which limited international patent protection exists and for which the time period for filing international patent applications has passed. Consequently, we may not be able to prevent third parties from practicing our inventions, or from selling or importing products made using our inventions. Potential competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection but enforcement is difficult. These products may compete with our product candidates, if approved, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. Many companies have encountered significant problems in protecting and defending intellectual property rights around the world. The legal systems of certain countries, particularly certain developing countries, do not favour the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license. Risks Related to Our Reliance on Third Parties The Company relies on third parties to conduct its pre-clinical studies and clinical trials. If those parties do not successfully carry out their contractual duties or meet expected deadlines, the Company’s drug candidates may not advance in a timely manner or at all. In the course of discovery, pre-clinical testing and clinical trials, the Company relies on third parties, including laboratories, investigators, clinical contract research organizations (“CROs”), and manufacturers, to perform critical services. For example, the Company relies on third parties to conduct all of its pre-clinical and clinical studies. These third parties may not be available when the Company needs them or, if they are available, may not comply with all regulatory and contractual requirements or may not otherwise perform their services in a timely or acceptable manner, and the Company may need to enter into new arrangements with alternative third parties and the studies may be extended, delayed or terminated. These independent third parties may also have relationships with other commercial entities, some of which may compete with the Company. As a result of the Company’s dependence on third parties, it may face delays or failures outside of its direct control. These risks also apply to the development activities of collaborators, and the Company does not control their research and development, clinical trial or regulatory activities. The Company has no direct control over the cost of manufacturing its drug candidates. Increases in the cost of manufacturing the Company’s drug candidates would increase the costs of conducting clinical trials and could adversely affect future profitability. The Company does not intend to manufacture the drug product candidates in-house, and it will rely on third parties for drug supplies both for clinical trials and for commercial quantities in the future. The Company has taken the strategic decision not to manufacture active pharmaceutical ingredients (“API”) for the drug candidates, as these can be more economically supplied by third parties with particular expertise in this area. The Company outsources the manufacture of its drug products and their testing to FDA requirements. The Company uses contract facilities that are registered with the FDA, have a track record of large-scale API manufacture, and have already invested in capital and equipment. The Company has no direct control over the cost of manufacturing its product candidates. If the cost of manufacturing increases, or if the cost of the materials used increases, these costs may be passed on, making the cost of conducting clinical trials more expensive. Increases in manufacturing costs could adversely affect the Company’s future profitability if it was unable to pass all of the increased costs along to its customers.

28 Risks Related to our Securities Enforceability of civil liabilities under the federal securities laws against the Company or the Company’s officers and directors may be difficult. The Company is a public company limited by shares and is registered and operates under the Australian Corporations Act 2001. Half of the Company’s directors and officers reside outside of the United States. In addition, a substantial portion of the directly owned assets of the Company are located outside of the United States. As a result, it may be difficult or impossible for investors to effect service of process within the United States against the Company or its directors and officers or to enforce against them any of the judgments, including those obtained in original actions or in actions to enforce judgments of the U.S. courts, predicated upon the civil liability provisions of the federal or state securities laws of the United States. There is doubt as to the enforceability in the Commonwealth of Australia, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon federal or state securities laws of the U.S., especially in the case of enforcement of judgments of U.S. courts where the defendant has not been properly served in Australia. The trading price of the Company’s ordinary shares and American Depositary Shares (“ADSs”) is highly volatile. Your investment could decline in value and the Company may incur significant costs from class action litigations. The trading price of the Company’s ordinary shares and ADSs is highly volatile in response to various factors, many of which are beyond the Company’s control, including: unacceptable toxicity findings in animals and humans; lack of efficacy in human trials at Phase II stage or beyond; announcements of technological innovations by the Company and its competitors; new products introduced or announced by the Company or its competitors; changes in financial estimates by securities analysts; actual or anticipated variations in operating results; expiration or termination of licenses, research contracts or other collaboration agreements; conditions or trends in the regulatory climate in the biotechnology, pharmaceutical and genomics industries; changes in the market values of similar companies; changes in the broader macroeconomic environment; the liquidity of any market for the Company’s securities; and additional sales by the Company of its shares.    In addition, equity markets in general and the market for biotechnology and life sciences companies in particular, have experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the companies traded in those markets. Further changes in economic conditions in Australia, the U.S., EU, or globally, could impact the Company’s ability to grow profitably. Adverse economic changes are outside the Company’s control and may result in material adverse effects on the Company’s business or results of operations. These broad market and industry factors may materially affect the market price of the Company’s ordinary shares and ADSs regardless of its development and operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. Such litigation, if instituted against the Company, could cause it to incur substantial costs and divert management’s attention and resources. If the market price of the Company’s ADSs falls and remains below US$5.00 per share, under stock exchange rules, the Company’s stockholders will not be able to use such ADSs as collateral for borrowing in margin accounts. This inability to use ADSs as collateral may depress demand as certain institutional investors are restricted from investing in securities priced below US$5.00 and may lead to sales of such ADSs, creating downward pressure on and increased volatility in the market price of the Company’s ordinary shares and ADSs. A decrease in the trading price of our ADSs could cause their delisting from NASDAQ. Under NASDAQ rules, companies listed on the NASDAQ Capital Market are required to maintain a share price of at least US$1.00 per share to avoid delisting of their shares. If the share price declines below US$1.00 for a period of 30 consecutive business days, then that listed company would have 180 days to regain compliance with the US$1.00 per share minimum. In the event that the Company’s share price declines below US$1.00, it may be required to take action in order to comply with the NASDAQ rules that may be in effect at the time.

29 You are reliant on the depositary to exercise your voting rights and to receive distributions on ADSs and, as a result, you may be unable to exercise your voting rights on a timely basis or you may not receive certain distributions. In certain circumstances, holders of ADSs may have limited rights relative to holders of ordinary shares. The rights of holders of ADSs with respect to the voting of ordinary shares and the right to receive certain distributions may be limited in certain respects by the deposit agreement entered into by us and The Bank of New York Mellon. For example, although ADS holders are entitled under the deposit agreement, subject to any applicable provisions of Australian law and of our Constitution, to instruct the depositary as to the exercise of the voting rights pertaining to the ordinary shares represented by the ADSs, and the depositary has agreed that it will try, as far as practical, to vote the ordinary shares so represented in accordance with such instructions, ADS holders may not receive notices sent by the depositary in time to ensure that the depositary will vote the ordinary shares. This means that, from a practical point of view, the holders of ADSs may not be able to exercise their right to vote. In addition, under the deposit agreement, the depositary has the right to restrict distributions to holders of the ADSs in the event that it is unlawful or impractical to make such distributions. We have no obligation to take any action to permit distributions to holders of our ADSs. As a result, holders of ADSs may not receive distributions. There is a risk that we are, or will become, a passive foreign investment company, or PFIC, which will subject our U.S. investors to adverse tax rules. There is a risk that we are, or will become, a passive foreign investment company, commonly referred to as a PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the U.S. holders of our ordinary shares or ADSs and would likely cause a reduction in the value of such ordinary shares or ADSs. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average quarterly value of all of our assets for the taxable year produce or are held for the production of passive income. If we are classified as a PFIC for U.S. federal income tax purposes, highly complex rules will apply to U.S. holders owning ordinary shares or ADSs. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. Currency fluctuations may adversely affect the price of our ordinary shares, ADSs. Our ordinary shares are quoted in Australian dollars on the ASX and the ADSs are quoted in U.S. dollars on NASDAQ. Movements in the Australian dollar/U.S. dollar exchange rate may adversely affect the U.S. dollar price of the ADSs. In the past year the Australian dollar has generally weakened against the U.S. dollar. However, this trend may not continue and may be reversed. Australian takeover laws may discourage takeover offers being made for us or may discourage the acquisition of a significant position in our ordinary shares and ADSs. We are incorporated in Australia and are subject to the takeover laws of Australia. Among other things, we are subject to the Australian Corporations Act 2001, or the Corporations Act. Subject to a range of exceptions, the Corporations Act prohibits the acquisition of a direct or indirect interest in our issued voting shares if the acquisition of that interest will lead to a person’s voting power in us increasing to more than 20%, or increasing from a starting point that is above 20% and below 90%. Australian takeover laws may discourage takeover offers being made for us or may discourage the acquisition of a significant position in our ordinary shares. This may have the ancillary effect of entrenching our board of directors and may deprive or limit our shareholders’ and ADS holders’ opportunity to sell their ordinary shares and ADSs and may further restrict the ability of our shareholders and ADS holders to obtain a premium from such transactions. Subsequent events Fast Track Designation from US FDA for paxalisib Paxalisib was awarded Fast Track Designation (FTD) by the United States Food and Drug Administration (FDA) for the treatment of solid tumour brain metastases harbouring PI3K pathway mutations in combination with radiation therapy. The FDA’s decision to grant FTD was based on promising clinical data from an interim analysis of an ongoing phase 1 clinical trial in which patients with brain metastases from a primary tumour are receiving paxalisib in combination with radiotherapy (NCT04192981). These clinical data were presented at the 2022 Annual Conference on CNS Clinical Trials and Brain Metastases, jointly organized by the Society for Neuro-Oncology (SNO) and the American Society for Clinical Oncology (ASCO), by Dr. Jonathan Yang, lead investigator in the clinical trial. All nine evaluable patients in the trial (100%) responded to the combination of paxalisib with radiotherapy. Published benchmarks suggest a typical response rate for radiotherapy alone to be around 20-40%. Fast Track Designation is designed to expedite development of pharmaceutical products which demonstrate the potential to address unmet medical needs in serious or life threatening conditions. It provides Kazia with enhanced access to FDA, including opportunities for face-to-face meetings and written consultation throughout the remaining development of paxalisib. Drugs granted FTD may also be eligible for Accelerated Approval and Priority Review, which may result in faster product approval. Paxalisib was previously granted FTD for glioblastoma in August 2020, giving paxalisib now two largely independent opportunities to access the benefits of this designation.

30 At-The-Market (ATM) Facility During the month of July 2023 through to August 8 2023, the company raised total proceeds for the period of US$1.019 million (AU$1.541 million). increasing the total shares outstanding to 236,349,374. Shares issued under the ATM are issued at the spot market price, with no discount, no accompanying warrants or options, and with banking fees approximately half of those associated with more traditional financing methods. Resignation of Chairman Kazia announced the resignation of Mr. Iain Ross as Chairman and non-executive director on 11 August 2023. The Board of Directors has elected Dr John Friend as Interim Chairman. No other matter or circumstance has arisen since 30 June 2023 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations, or the consolidated entity’s state of affairs in future financial years. Significant changes in the state of affairs There were no significant changes in the state of affairs of the consolidated entity during the financial year. Likely developments and expected results of operations The consolidated entity has a reasonable expectation that over the course of the coming 12 months: Interim results will be reported from the phase II PNOC clinical trial of paxalisib in combination with ONC201; Interim results will be reported from the phase II clinical trial of paxalisib in combination with trastuzumab in breast cancer metastases; Interim results will be reported from the phase II genomically-guided study of paxalisib in brain metastases; Interim results will be reported from the phase I study of paxalisib in combination with radiotherapy in brain metastases; and Final data will be reported from the phase I study of paxalisib in children with diffuse intrinsic pontine glioma (DIPG).    Environmental, social and governance (ESG) report Environmental The consolidated entity is not subject to any significant environmental regulation under Australian Commonwealth or State law. We are considering ways in which environmental impacts can be monitored however we do not foresee a material impact. Kazia’s head office is located in one of the most sustainable carbon neutral commercial precincts. The serviced office is located in a building with a five star NABERS energy rating. Social and Governance Social and governance matters cover a vast range of potential issues including responsible business policies. Our policies set out our commitment to high social standards. The following policies are in place and available on our website: Anti-Corruption Compliance Continuous Disclosure Corporate Governance Expanded Access Shareholder Communications Whistleblower    Employees The consolidated entity aims to ensure that it has a safe operating environment with an inclusive and diverse culture and the best talent and skills for our future success. The following employee policies are in place: Code of Business Conduct & Ethics Recruitment and retention Inclusion and diversity Parents returning to work Education and training Employee Share Option Plan Health and safety Whistleblowing Equal Employment Opportunity and Diversity Harassment and Discrimination Anti-corruption and anti-bribery policies Public disclosures Securities trading Scientific integrity

Kazia Theraputics Limited Annual Report 2023 31 Chairman and CEO’s Letter Key Milestones Introduction to Kazia’s CEO Pipeline Review Environment, Society and Governance Financial Reports Information on directors ‘Other current directorships’ quoted below are current directorships for listed entities only and excludes directorships of all other types of entities, unless otherwise stated. ‘Former directorships (last 3 years)’ quoted below are directorships held in the last 3 years for listed entities only and excludes directorships of all other types of entities, unless otherwise stated. Name: Iain Ross Title: Non-Executive Director, Chairman (Resigned 11 August 2023) Qualifications: B.Sc. (Hons). C Dir. Experience and expertise: Iain, based in the UK, is an experienced Director and has served on a number of Australian company boards. He is Chairman of Silence Therapeutics plc (NASDAQ:SLN), Executive Chairman of ReNeuron Group plc (LSE:RENE) and a Non-executive Director of BiVitctriX Therapeutics plc (LSE:BVX). In his career he has held senior positions in Sandoz AG, Fisons Plc, Hoffmann-La Roche AG and Celltech Group Plc and also undertaken a number of start-ups and turnarounds on behalf of banks and private equity groups. His track record includes multiple financing transactions having raised in excess of £600 million, both publicly and privately, as well as extensive experience of divestments and strategic restructurings and has over 25 years in cross-border management as a Chairman and CEO. He has led and participated in 8 Initial Public Offerings, (5 LSE, 1 ASX, 2 NASDAQ) and has direct experience of mergers and acquisitions transactions in Europe, USA and the Pacific Rim Other current directorships: Silence Therapeutics plc (LSE:SLN), ReNeuron Group plc (LSE:RENE) and BiVictriX Therapeutics plc (LSE:BVX) Former directorships (last 3 years): Redx Pharma plc (LSE:REDX) and Palla Pharma Limited (ASX:PAL) Special responsibilities: Former member of Remuneration and Nomination Committee, Former member of Audit, Risk and Governance Committee. Contractual rights to Options: None Name: Bryce Carmine Title: Non-Executive Director Qualifications: B.Sc., Biochemistry, Microbiology & Genetics Experience and expertise: Bryce spent 36 years working for Eli Lilly & Co. and retired as Executive Vice President for Eli Lilly & Co, and President, Lilly Bio-Medicines. Prior to this he lead the Global Pharmaceutical Sales and Marketing and was a member of the company’s Executive Committee. Mr Carmine previously held a series of product development portfolio leadership roles culminating when he was named President, Global Pharmaceutical Product Development, with responsibility for the entire late-phase pipeline development across all therapeutic areas for Eli Lilly. During his career with Lilly, Bryce held several country leadership positions including President Eli Lilly Japan, Managing Dir. Australia/NZ & General Manager of a JV for Lilly in Seoul, Korea. Bryce is currently Chairman and CEO of HaemaLogiX Pty Ltd, a Sydney based privately owned biotech. Other current directorships: None Former directorships (last 3 years): None Special responsibilities: Member of Audit, Risk and Governance Committee, Chair of Remuneration and Nomination Committee. Interests in shares: 856,681 ordinary shares Interests in options: 400,000 options with exercise price of $1.132 expiring 9 November 2024 Contractual rights to Options: None

32 Name:     Steven Coffey Title: Non-Executive Director Qualifications: B. Comm, CA Experience and expertise: Steven is a Chartered Accountant and registered company auditor and has over 35 years of experience in the accounting and finance industry. Steven is a business and tax consultant with Charternet, the chartered accounting firm that merged with his accounting practice, Watkins Coffey Martin in February 2022. He is a director and principal of BC Advisory & Accountancy Services Pty Limited, a boutique accounting, tax and advisory practice. Other current directorships: Steven sits on the boards of a number of large private companies and private ancillary funds. He audits a number of large family companies and not-for-profit entities. Former directorships (last 3 years): Ansarada Group Limited (ASX: AND) formerly The Docyard Limited (ASX:TDY) Special responsibilities: Chair of Audit, Risk and Governance Committee, Member of Remuneration and Nomination Committee. Interests in shares: 991,993 ordinary shares Interests in options: 400,000 options with exercise price of $1.132 expiring 9 November 2024 Contractual rights to Options: None Name: Dr James Garner Title: Chief Executive Officer, Managing Director—resigned 30 April 2023, terminated 30 June 2023 Qualifications: MA, MBA, MBBS, BSc (Hons), MAICD Experience and expertise: Dr Garner is an experienced life sciences executive who has previously worked with companies ranging from small biotechs to multinational pharmaceutical companies such as Biogen and Takeda. His career has focused on regional and global development of new medicines from preclinical to commercialisation. Dr Garner is a physician by training and holds an MBA from the University of Queensland. He began his career in hospital medicine and worked for a number of years as a corporate strategy consultant with Bain & Company before entering the pharmaceutical industry. Prior to joining Kazia in 2016, he led R&D strategy for Sanofi in Asia-Pacific and was based in Singapore. Other current directorships: Antisense Therapeutics Limited (ASX:ANP) Former directorships (last 3 years): None Name: Ebru Davidson Title: Non-Executive Director—from 5 June 2023 Qualifications: BSc, JD (Hons), AGIA, GAICD Experience and expertise: Ms Davidson is a highly experienced corporate lawyer and is currently the General Counsel for QBiotics Group Limited, an unlisted public Australian life sciences company. Prior to this, Ms Davidson was a partner at national law firm Thomson Geer Lawyers and has over 14 years’ experience in equity capital markets, private and public mergers and acquisitions, corporate transactions and corporate governance. Ms Davidson also has extensive experience in advising listed and unlisted entities on compliance and regulatory matters working closely with the Australian Securities and Investment Commission and Australian Securities Exchange. Other current directorships: None Former directorships (last 3 years): None Interests in shares: None Interests in options: None

Name:	**Dr John Friend**
Title:	Chief Executive Officer (appointed 1 May 2023) Managing Director (appointed 1 August 2023) Interim Chairman of the Board (appointed 11 August 2023)
Qualifications:	B.A., M.D.
Experience and expertise:	Dr. Friend is a highly experienced physician executive who has previously worked with companies ranging from start-up biotechnology companies to multinational pharmaceutical companies. Over the past 15 years, his focus has been in the oncology and hematology therapeutic space. Dr. Friend is a US-trained physician who practiced medicine in North Carolina before transitioning to drug development. Before joining Kazia Therapeutics, he was Chief Medical Officer and member of the executive management team at Cellectar Biosciences, Inc, a US publicly traded biopharmaceutical company.
Other current directorships:	None
Former directorships (last 3 years):	None
Interests in shares:	None
Interests in options:	1,000,000 options with exercise price of $0.1500 expiring 3 March 2027 3,000,000 options with exercise price of $0.1870 expiring 3 May 2027

Company secretary

Kate Hill (CA, GAICD, BSc (Hons)) resigned as company secretary on 28 February 2023.

Anna Sandham (BEc., Grad.Dip. AppCorpGov., FGIA,) was appointed as company secretary on 28 February 2023.

Anna has more than 25 years' experience as a company secretary and governance professional, working with ASX listed and privately owned companies. Anna is employed by Company Matters Pty Ltd (part of the Link Group). Prior to joining Company Matters in 2012, Anna was a Company Secretary at AMP Financial Services and prior to that was Company Secretary at Westpac Banking Corporation where she also led the secretariat function for the BT Financial Group. Anna has also held company secretarial roles within the private and public sectors, including NRMA Limited.

Anna holds a Bachelor of Economics (University of Sydney) and a Graduate Diploma of Applied Corporate Governance (Governance Institute of Australia). She is a Chartered Governance Professional, a Fellow of the Governance Institute of Australia and a member of its Legislative Review Committee.

Meetings of directors

The number of meetings of the Company's Board of Directors ('the Board') and of each Board committee held during the year ended 30 June 2023, and the number of meetings attended by each director were:

	Full Board		Audit, Risk & Governance Committee		Remuneration & Nomination Committee	
	Attended	Held	Attended	Held	Attended	Held
Iain Ross	11	12	3	4	-	-
Bryce Carmine	11	12	3	4	2	2
Steven Coffey	12	12	4	4	2	2
James Garner	9	11	-	-	-	-
Ebru Davidson	-	-	-	-	-	-

Held: represents the number of meetings held during the time the director held office or was a member of the relevant committee.

Remuneration report (audited)

The remuneration report, which has been audited, outlines the Key Management Personnel ('KMP') remuneration arrangements for the consolidated entity, in accordance with the requirements of the Corporations Act 2001 and its Regulations.

KMP are defined as those persons having authority and responsibility for planning, directing and controlling the major activities of the consolidated entity, directly or indirectly.

The remuneration report is set out under the following main headings:

- Principles used to determine the nature and amount of remuneration
- Details of remuneration
- Service agreements
- Share-based compensation
- Additional disclosures relating to key management personnel

Chairman and CEO's Letter
Key Milestones
Introduction to Kazia's CEO
Pipeline Review
Environment, Society and Governance
Financial Reports

Kazia Theraputics Limited Annual Report 2023 33

34 Principles used to determine the nature and amount of remuneration Remuneration philosophy Remuneration for Directors and Senior Executives is based on the overall objective of attracting and retaining people of high quality who will make a worthwhile contribution to the consolidated entity in the short, medium and long term, and thereby contribute to long term shareholder value. The Board and its Remuneration and Nomination Committee take a balanced position between the need to pay market rates to attract talent, and the financial resources of the consolidated entity, in determining remuneration. Non-Executive Directors remuneration The Constitution of the consolidated entity and the ASX listing rules specify that the aggregate remuneration of Non- Executive Directors shall be determined from time to time by General Meeting. The last determination for the consolidated entity was at the Annual General Meeting held on 16 November 2022 when the shareholders approved the new constitution with an aggregate remuneration of $560,000. Non-Executive Directors’ fees are reviewed periodically by the Board and are regularly compared with those of companies of comparable market capitalisation and stage of development. The Chairman’s fees are determined independently to the fees of other non-executive Directors based on comparative roles in the external market. The Chairman’s fees increased to GBP12,000 per month for April, May and June 2023 to recognise the additional time the Chair spent securing the support of, and funds from major investors in the January 2023 fundraising through his personal and direct relationships; leading all discussions and negotiations with the current Chief Executive Officer and the incoming Chief Executive Officer about the position of Chief Executive Officer; and assisting the incoming Chief Executive Officer during the next short term period to secure additional funding for the business and to participate in 3rd party discussions as necessary. In the event that a director’s appointment ceases other than for reasons (a)—(c) (a) if a director becomes disqualified from managing a corporation under the Corporations Act; (b) if a director is removed in accordance with section 203D of the Corporations Act; and (c) if, pursuant to the terms of the Constitution and the Listing Rules, a director is not re-elected to the Board after mandatory retirement and in particular, directly as a result of a corporate re-structuring or acquisition of the Company; and having carried out all duties required to facilitate such a transaction the non-executive directors will be entitled to a termination payment equivalent to 3 months fees and in the case of the Non- Executive Chairman 6 months fees.    The consolidated entity issued 7,930,000 share options under the ESOP during the financial year ended 30 June 2023, of which 6,000,000 were issued to KMP. Executive Directors and other KMP The Board and the Remuneration and Nomination Committee, in consultation with the Managing Director, have put in place a remuneration structure which provides incentive for employees to drive the activities of the Company forward. These arrangements are reviewed annually at the end of the calendar year. The Board determines an appropriate level of fixed remuneration for the CEO and Group Executives, as well as the proportion of performance based remuneration. The executive remuneration and reward framework has three components: fixed remuneration short-term performance incentives—cash bonus share-based payments—award of options through the ESOP    Fixed remuneration is reviewed annually by the Remuneration and Nomination Committee based on individual performance, the overall performance of the consolidated entity and comparable market remunerations. The Remuneration and Nomination Committee approved increases in fixed remuneration during the financial year ended 30 June 2023. The short-term incentives program is designed to align the targets of the consolidated entity with the performance hurdles of executives. Short-term incentive payments are granted to executives based on specific annual performance objectives, metrics and performance appraisals. Annual performance reviews are conducted at the end of each calendar year and bonuses are paid shortly after the performance reviews are completed. Annual performance objectives cover matters such as progress in clinical trials and management of the Company’s financial resources. The Board or the Remuneration and Nomination Committee may, at its discretion, award bonuses for exceptional performance. The long-term incentive comprises equity-based payments. The consolidated entity aims to attract and retain high calibre executives, and align their interests with those of the shareholders, by granting equity-based payments which are issued at the share price on date of issue and vest in tranches based on tenure. The share-options issued to executives are governed by the ESOP. Employee share option plan The Employee Share Option Plan (‘ESOP’) was most recently approved by shareholders on 10 November 2021. The ESOP provides for the issue of options to eligible individuals, being employees, Non-executive directors and Officers of the consolidated entity.

Each option issued under the ESOP entitles its holder to acquire one fully paid ordinary share and is exercisable at a price based on a formula, which includes the weighted average price of such shares at the close of trading on the Australian Securities Exchange for five days prior to the date of issue exercise price and may include a premium, or at fair market value on grant date. The number of options offered, the amount payable, the vesting period, the option period, the conditions of exercise or any other factors are at the discretion of the Board of Directors.

The consolidated entity issued 7,930,000 share options under the ESOP during the financial year ended 30 June 2023, of which 6,000,000 were issued to KMP.

Any change to the ESOP will require approval by shareholders.

Use of remuneration consultants

During the year ended 30 June 2023 the consolidated entity did not engage remuneration consultants to assist with the determination of remuneration levels.

Details of remuneration

Amounts of remuneration

Details of the remuneration of key management personnel of the consolidated entity are set out in the following tables.

The KMP of the consolidated entity consisted of the following directors of Kazia Therapeutics Limited:

- Iain Ross - Non-Executive Director, Chairman (resigned 11 August 2023)
- Bryce Carmine - Non-Executive Director
- Steven Coffey - Non-Executive Director
- Dr James Garner - Managing Director, CEO - resigned 30 April 2023, terminated 30 June 2023
- Ebru Davidson - Non-Executive Director - from 5 June 2023

And the following persons:

- Kate Hill - Company Secretary - resigned 28 February 2023
- John Friend - Chief Medical Officer - 15 November 2021 to 30 April 2023
- John Friend - Chief Executive Officer - from 1 May 2023
- Karen Krumeich - Chief Financial Officer

	Short-term benefits					Post-employment benefits	Share-based payments	
2023	Salary & fees Cash $	Termination payments and bonuses accrued at year end – monetary $	Movements in accrued leave Non-monetary $	Movements in long service leave Non-monetary $	Health-care & Insurance Cash $	Pension and Super-annuation $	Options Equity-settled $	Total $
Non-Executive Directors:								
I Ross*	175,016	-	-	-	-	-	74	175,090
B Carmine	85,000	-	-	-	-	8,925	74	93,999
S Coffey	85,000	-	-	-	-	8,925	74	93,999
E Davidson	6,440	-	-	-	-	676	-	7,116
Executive Directors:								
J Garner**	543,750	365,838	-	-	-	77,022	263,945	1,250,555
Other Key Management Personnel:								
J Friend***	742,685	248,869	52,065	-	28,448	31,669	473,177	1,576,913
K Krumeich***	592,168	120,664	6,961	-	13,797	22,409	295,150	1,051,149
K Hill	81,813	-	-	-	-	-	13,366	95,179
	2,311,872	735,371	59,026	-	42,245	149,626	1,045,860	4,344,000

* Salary paid in UK pounds, but disclosed in Australian dollars using conversion rate of 0.5571

** Amounts shown are for the full year, not just to resignation date of 30 April 2023. Termination payment includes annual leave owing at 30 June 2023, 4 months' salary and superannuation in lieu of notice.

*** Salary paid in USD, but disclosed in Australian dollars using conversion rate of 0.6755. Guaranteed bonus accrued at year end rate.

Chairman and CEO's Letter
Key Milestones
Introduction to Kazia's CEO
Pipeline Review
Environment, Society and Governance
Financial Reports

Kazia Theraputics Limited **Annual Report 2023** 35

DIRECTORS' REPORT

2022 restated	Short-term benefits: Salary & fees Cash $	Short-term benefits: Bonus Cash $	Short-term benefits: Movements in accrued leave monetary $	Short-term benefits: Movements in long service leave Non-monetary $	Short-term benefits: Healthcare & Insurance Cash $	Post-employment benefits: Pension and Super-annuation $	Share-based payments: Options Equity-settled $	Total $
Non-Executive Directors:								
I Ross*	150,546	-	-	-	-	-	46,159	196,705
B Carmine	85,000	-	-	-	-	8,500	46,159	139,659
S Coffey	85,000	-	-	-	-	8,500	46,159	139,659
Executive Directors:								
J Garner**	530,500	325,000	35,905	12,074	-	85,550	1,165,618	2,154,647
Other Key Management Personnel:								
J Friend***	430,279	201,978	34,336	-	26,819	7,763	250,194	951,369
K Krumeich****	277,972	-	15,272	-	6,307	14,182	100,331	414,064
G Heaton**	104,000	30,000	2,337	19,262	-	13,400	14,029	183,028
K Hill**	195,501	21,000	-	-	-	-	26,478	242,979
	1,858,798	577,978	87,850	31,336	33,126	137,895	1,695,127	4,422,110

* Salary paid in UK pounds, but disclosed in Australian dollars using conversion rate of 0.5447

** 2022 comparative figures have been updated and corrected to align with the vesting dates per the employee accepted documentation.

*** Salary paid in USD, but disclosed in Australian dollars using conversion rate of 0.7192. Pension amount is retirement benefit paid on employee's behalf, paid in USD, but disclosed at an average rate of 0.7137

**** Salary paid in USD, but disclosed in Australian dollars using conversion rate of 0.7195. Pension amount is retirement benefit paid on employee's behalf, paid in USD, but disclosed at an average rate of 0.7195

The relative proportions of remuneration that are linked to performance and those that are at risk.

Name	Fixed remuneration 2023	Fixed remuneration 2022 restated	STI 2023	At risk - STI 2022 restated	At risk - LTI 2023	At risk - LTI 2022 restated
Non-Executive Directors:						
I Ross	**99.96%**	76.53%	**-**	-	**0.04%**	23.47%
B Carmine	**99.92%**	66.95%	**-**	-	**0.08%**	33.05%
S Coffey	**99.92%**	66.95%	**-**	-	**0.08%**	33.05%
Executive Directors:						
J Garner	**49.64%**	30.82%	**29.25%**	15.08%	**21.11%**	54.10%
Other Key Management Personnel:						
J Friend	**54.12%**	52.47%	**15.78%**	21.23%	**30.01%**	26.30%
K Krumeich	**60.44%**	75.77%	**11.48%**	-	**28.08%**	24.23%
G Heaton	**-**	75.95%	**-**	16.39%	**-**	7.66%
K Hill	**85.96%**	80.46%	**-**	8.64%	**14.04%**	10.90%

36

Consequences of performance on shareholder wealth

Shareholder wealth in a company engaged in drug development is best delivered through retention of KMPs with an expert level of knowledge of our drug candidates. Non-performance vesting options best deliver this value to investors, through driving an increased retention of KMPs. The directors have selected a CEO and key management team who, in the directors opinion, are well placed to realise such an outcome for our shareholders.

	June 2019	June 2020	June 2021	June 2022	June 2023
Enterprise Value	15,715,234	34,751,206	145,349,234	77,973,444	31,243,461
Total bonuses paid to KMP	125,400	212,500	356,400	577,978	-
Number of bonus participants	3	3	6	4	-
Share options issued to KMP	100,000	1,300,000	2,100,000	4,300,000	6,000,000
Number of KMP granted options	2	3	6	5	2

Voting and comments made at the consolidated entity's last Annual General Meeting

The consolidated entity received 62.03% of "yes" votes on its Remuneration Report for the financial year ending 30 June 2022. As more than 25% of the votes were cast against this resolution, this constitutes a first strike for the purposes of the Corporations Act 2001 (Cth).

Bonuses included in remuneration

Details of short term incentive cash bonuses awarded as remuneration to each key management personnel are included in the above tables. Guaranteed bonuses for J Friend and K Krumeich accrued at year end but unpaid.

Service agreements

Under Remuneration and Nomination Committee policy, employment contracts are entered into with each of the executives who is considered to be KMP. Under the terms of the contracts, remuneration is reviewed at least annually. The employment contracts of KMPs include a termination clause whereby a party can terminate the agreement on notice. Notice required is 6 months. Under the terms of each contract, payment in lieu can be made by the consolidated entity to substitute the notice period. The consolidated entity may terminate the contracts at any time without cause if serious misconduct has occurred. In the event that employment is terminated for cause, no severance pay or other benefits are payable by the consolidated entity.

Remuneration and other terms of employment for key management personnel are formalised in service agreements. Details of these agreements are as follows:

Name:	John Friend
Title:	Chief Executive Officer
Agreement commenced:	1 May 2023
Term of agreement:	Full-time employment
Details:	Base salary for the year ending 30 June 2023 of USD550,000 and healthcare and insurance benefits to be reviewed annually by the Remuneration and Nomination Committee. A minimum payout of 50% of bonus target agreed for 2023 of USD165,000. John's employment with the consolidated entity is at-will, and if terminated, it must pay any outstanding entitlements due to him.

Name:	Karen Krumeich
Title:	Chief Financial Officer
Agreement commenced:	3 January 2022
Term of agreement:	Full time employment
Details:	Base salary for the year ending 30 June 2023 of USD400,000 and healthcare and insurance benefits to be reviewed annually by the Remuneration and Nomination Committee. A minimum payout of 50% of bonus target agreed for 2023 of USD80,000. Karen's employment with the consolidated entity is at-will, and if terminated, it must pay any outstanding entitlements due to her.

Key management personnel have no entitlement to termination payments in the event of removal for misconduct.

Chairman and CEO's Letter
Key Milestones
Introduction to Kazia's CEO
Pipeline Review
Environment, Society and Governance
Financial Reports

Kazia Theraputics Limited **Annual Report 2023** 37

DIRECTORS' REPORT

Share-based compensation

Issue of options

The options issued on 3 March 2023 were to John Friend and Karen Krumeich 1,000,000 options each with an exercise price set at the volume weighted average (VWAP) of shares during the 5 trading days immediately prior to the issue date with a value of $101,376. The options issued on 3 May 2023 were 3,000,000 options to John Friend and 1,000,000 options to Karen Krumeich, with an exercise price set at the volume weighted average (VWAP) of shares during the 5 trading days immediately prior to the issue date, with values of $333,300 and $111,100 respectively. Service conditions are that any unvested options are forfeited on cessation of employment. There are no performance conditions, consistent with the Company's Employee Share Option Plan rules, as reapproved by shareholders on 6 November 2021.

The terms and conditions of each grant of options over ordinary shares granted as remuneration to Directors or other Key Management Personnel in this financial year or future financial years are set out below.

Grant date	Vesting date and exercisable date	Expiry date	Exercise price	Fair value per option at grant date
3 March 2023	3 July 2023	3 March 2027	$0.1500	$0.10138
3 March 2023	3 January 2024	3 March 2027	$0.1500	$0.10138
3 March 2023	3 July 2024	3 March 2027	$0.1500	$0.10138
3 March 2023	3 January 2025	3 March 2027	$0.1500	$0.10138
3 May 2023	3 May 2023	3 May 2027	$0.1870	$0.11110
3 May 2023	3 May 2024	3 May 2027	$0.1870	$0.11110
3 May 2023	3 May 2025	3 May 2027	$0.1870	$0.11110

Approval for the issue was obtained under ASX listing rule 10.14.

Additional disclosures relating to key management personnel

Option holding

All options are issued under the Employee Share Option Plan. Unvested options are forfeited upon cessation of employment with the Company. The number of options in the company held during the financial year by each director and other members of Key Management Personnel of the consolidated entity, including their personally related parties, is set out below:

	Balance at the start of the year	Granted as Remuneration	Forfeited	Disposed (for KMP reporting purposes only)	Balance at the end of the year
Options over ordinary shares					
I Ross	400,000	-	-	-	400,000
B Carmine	400,000	-	-	-	400,000
S Coffey	400,000	-	-	-	400,000
J Garner*	4,500,000	-	(1,450,000)	(3,050,000)	-
K Hill**	200,000	-	(100,000)	(100,000)	-
J Friend	800,000	4,000,000	-	-	4,800,000
K Krumeich	800,000	2,000,000	-	-	2,800,000
	7,500,000	6,000,000	(1,550,000)	(3,150,000)	8,800,000

* Disposal for KMP reporting purposes only. J Garner still holds 3,050,000 options.

** Disposal for KMP reporting purposes only. K Hill still holds 100,000 options.

38

Shareholding

The number of shares in the Company held during the financial year by each Director and other members of Key Management Personnel of the consolidated entity, including their personally related parties, is set out below:

	Balance at the start of the year	Off market additions/ disposals	Share Purchase Plan	Purchased on market	Disposed* (For KMP reporting purposes only)	Balance at the end of the year
I Ross	1,075,001	-	272,728	175,000	-	1,522,729
B Carmine	419,862	135,000	181,819	120,000	-	856,681
S Coffey	484,265	135,000	272,728	100,000	-	991,993
J Garner*	500,000	-	181,819	100,000	(781,819)	-
K Hill*	320,000	(270,000)	-	-	(50,000)	-
E Davidson	-	-	-	-	-	-
	2,799,128	-	909,094	495,000	(831,819)	3,371,403

* Shares held on ceasing to be KMP are treated as a disposal in the table above.

Other transactions with key management personnel and their related parties

Iain Ross (from his company Gladstone Consultancy Partnership) was reimbursed for travel and accommodation expenses of $114,684.

James Garner was reimbursed travel and accommodation expenses of $149,382.

Kate Hill (from her company Sabio Solutions Pty Ltd) was reimbursed for expenses of $74.

John Friend was for reimbursed travel and accommodation expenses of $67,440.

Karen Krumeich was reimbursed for travel and accommodation expenses of $63,157.

This concludes the remuneration report, which has been audited.

Shares under option

Unissued ordinary shares of Kazia Therapeutics Limited under option at the date of this report are as follows. All options are unlisted and were issued under the Company's Employee Share Option Plan.

Grant date	Expiry date	Exercise Price	Closing Balance
13 November 2019	4 January 2024	$0.4925	1,200,000
13 January 2020	13 January 2025	$0.8812	187,500
9 November 2020	13 January 2025	$0.8812	600,000
9 November 2020	13 November 2024	$1.1320	1,200,000
4 January 2021	4 January 2025	$1.6900	187,500
9 September 2021	21 June 2026	$1.3650	100,000
16 November 2021	16 November 2025	$1.6900	750,000
16 November 2021	16 November 2025	$2.2400	500,000
16 November 2021	16 November 2026	$1.5600	800,000
1 February 2022	1 February 2027	$0.9400	1,225,000
24 May 2022	24 May 2027	$0.7800	100,000
3 March 2023	3 March 2027	$0.1500	3,930,000
3 May 2023	3 May 2027	$0.1870	4,000,000
			14,780,000

No person entitled to exercise the options had or has any right by virtue of the option to participate in any share issue of the Company or of any other body corporate.

No ordinary shares of Kazia Therapeutics Limited were issued during the year ended 30 June 2023 and up to the date of this report on the exercise of options granted.

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Kazia Theraputics Limited **Annual Report 2023** 39

40 Indemnity and insurance of officers The consolidated entity has indemnified the Directors and Executives of the consolidated entity for costs incurred, in their capacity as a Director or Executive, for which they may be held personally liable, except where there is a lack of good faith. During the financial year, the consolidated entity paid a premium in respect of a contract to insure the Directors and Executives of the consolidated entity against a liability to the extent permitted by the Corporations Act 2001. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium. Indemnity and insurance of auditor The consolidated entity has not, during or since the end of the financial year, indemnified or agreed to indemnify the auditor of the consolidated entity or any related entity against a liability incurred by the auditor. During the financial year, the consolidated entity has not paid a premium in respect of a contract to insure the auditor of the consolidated entity or any related entity. Proceedings on behalf of the Company No person has applied to the Court under section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of the Company, or to intervene in any proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company for all or part of those proceedings. Non-audit services Details of the amounts paid or payable to the auditor for non-audit services provided during the financial year by the auditor are outlined in note 26 to the financial statements. The Directors are satisfied that the provision of non-audit services during the financial year, by the auditor (or by another person or firm on the auditor’s behalf), is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The Directors are of the opinion that the services as disclosed in note 26 to the financial statements do not compromise the external auditor’s independence requirements of the Corporations Act 2001 for the following reasons: all non-audit services have been reviewed and approved to ensure that they do not impact the integrity and objectivity of the auditor; and none of the services undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants issued by the Accounting Professional and Ethical Standards Board, including reviewing or auditing the auditor’s own work, acting in a management or decision-making capacity for the Company, acting as advocate for the Company or jointly sharing economic risks and rewards. All services have been pre-approved by the Audit, Risk and Governance Committee.    Officers of the Company who are former partners of BDO Audit Pty Ltd There are no officers of the company who are former partners of BDO Audit Pty Ltd. Auditor’s independence declaration A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out immediately after this directors’ report. Auditor BDO Audit Pty Ltd continues in office in accordance with section 327 of the Corporations Act 2001. This report is made in accordance with a resolution of Directors, pursuant to section 298(2)(a) of the Corporations Act 2001. On behalf of the Directors Dr John Friend     Karen Krumeich Interim Chairman, Managing Director, Chief Executive Officer Chief Financial Officer

AUDITOR'S INDEPENDENCE DECLARATION

AUDITOR'S INDEPENDENCE DECLARATION

BDO

Tel: +61 2 9251 4100
Fax: +61 2 9240 9821
www.bdo.com.au

Level 11, 1 Margaret Street
Sydney NSW 2000
Australia

DECLARATION OF INDEPENDENCE BY GARETH FEW TO THE DIRECTORS OF KAZIA THERAPEUTICS LIMITED

As lead auditor of Kazia Therapeutics Limited for the year ended 30 June 2023, I declare that, to the best of my knowledge and belief, there have been:

1. No contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and
2. No contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Kazia Therapeutics Limited and the entities it controlled during the period.

Gareth Few

Gareth Few
Director

BDO Australia Ltd

Sydney

31 August 2023

BDO Audit Pty Ltd ABN 33 134 022 870 is a member of a national association of independent entities which are all members of BDO Australia Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO Audit Pty Ltd and BDO Australia Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation.

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Kazia Theraputics Limited **Annual Report 2023** 41

FINANCIAL REPORT STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME For the year ended 30 June 2023 Consolidated 2022 Note 2023 restated $ $ Revenue and other income Other income 7 555 24,956 Finance income 22,558 2,094 Expenses Research and development expense 8 (15,564,070) (20,168,631) General and administrative expense (8,583,012) (5,113,511) Commercialisation expense—(127,043) Operating loss (24,123,969) (25,382,135) Gain on remeasurement of contingent consideration 18 3,387,697—Loss before income tax benefit (20,736,272) (25,382,135) Income tax benefit 9 271,092 368,080 Loss after income tax benefit for the year attributable to the owners of    Kazia Therapeutics Limited (20,465,180) (25,014,055) Other comprehensive income Items that may be reclassified subsequently to profit or loss Net exchange difference on translation of financial statements of foreign controlled entities, net of tax 110,248 34,615 Other comprehensive income for the year, net of tax 110,248 34,615 Total comprehensive income for the year attributable to the owners of Kazia Therapeutics Limited (20,354,932) (24,979,440) Cents Cents Basic earnings per share 31 (11.23) (18.88) Diluted earnings per share 31 (11.23) (18.88) Refer to note 4 for detailed information on restatement of comparatives. Refer to note 5 for detailed information on reclassification of comparatives. The above statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes 42

STATEMENT OF FINANCIAL POSITION

As at 30 June 2023

	Note	2023 $	Consolidated 2022 restated $	1 July 2021 restated $
Assets				
Current assets				
Cash and cash equivalents	10	**5,241,197**	7,361,112	27,586,760
Trade and other receivables	11	**3,899,154**	90,975	84,362
Other assets	13	**1,632,472**	1,997,205	1,719,696
Total current assets		**10,772,823**	9,449,292	29,390,818
Non-current assets				
Intangibles	14	**17,269,432**	19,138,892	21,008,312
Trade & other receivables - non-current	12	**42,922**	7,300,870	6,693,628
Total non-current assets		**17,312,354**	26,439,762	27,701,940
Total assets		**28,085,177**	35,889,053	57,092,758
Liabilities				
Current liabilities				
Trade and other payables	15	**4,328,949**	3,760,120	4,932,660
Borrowings	16	**1,796,500**	1,841,052	–
Employee benefits	17	**689,802**	368,616	229,337
Contingent consideration	18	**750,000**	758,840	791,139
Total current liabilities		**7,565,251**	6,728,628	5,953,136
Non-current liabilities				
Deferred tax	19	**2,289,269**	2,560,361	2,928,441
Employee benefits	17	**59,323**	116,596	54,684
Contingent consideration	18	**6,120,783**	8,208,945	10,303,302
Total non-current liabilities		**8,469,375**	10,885,902	13,286,427
Total liabilities		**16,034,626**	17,614,530	19,239,563
Net assets		**12,050,551**	18,274,523	37,853,195
Equity				
Contributed equity	20	**97,452,246**	84,480,249	80,290,062
Other contributed equity		–	–	464,000
Reserves	21	**3,680,876**	2,411,665	1,300,566
Accumulated losses		**(89,082,571)**	(68,617,391)	(44,201,433)
Total equity		**12,050,551**	18,274,523	37,853,195

Refer to note 4 for detailed information on restatement of comparatives.

Refer to note 5 for detailed information on reclassification of comparatives.

The above statement of financial position should be read in conjunction with the accompanying notes

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43

FINANCIAL REPORT

STATEMENT OF CHANGES IN EQUITY

For the year ended 30 June 2023

Consolidated	Contributed equity $	Other contributed equity $	Foreign currency translation reserve $	Share based payments reserve $	Accumulated losses $	Total equity $
Balance at 1 July 2021 (as originally reported)	80,290,062	464,000	(453,320)	1,753,886	(44,203,909)	37,850,719
Adjustment for correction of error	-	-	-	-	2,476	2,476
Balance at 1 July 2021 - restated	80,290,062	464,000	(453,320)	1,753,886	(44,201,433)	37,853,195
Loss after income tax benefit for the year (restated)	-	-	-	-	(25,014,055)	(25,014,055)
Other comprehensive income for the year, net of tax	-	-	34,615	-	-	34,615
Total comprehensive income for the year	-	-	34,615	-	(25,014,055)	(24,979,440)
Transactions with owners in their capacity as owners:						
Shares issued (note 20)	4,202,222	-	-	-	-	4,202,222
Share issue costs (note 20)	(492,735)	-	-	-	-	(492,735)
Immaterial reclassification	-	-	(433,333)	-	433,333	-
Issue of shares on exercise of options	16,700	-	-	(5,622)	5,622	16,700
Cancellation of convertible note	464,000	(464,000)	-	-	-	-
Share based payments (note 35)	-	-	-	1,674,581	-	1,674,581
Expired options	-	-	-	(159,142)	159,142	-
Balance at 30 June 2022 restated	84,480,249	-	(852,038)	3,263,703	(68,617,391)	18,274,523

The above statement of changes in equity should be read in conjunction with the accompanying notes

44

STATEMENT OF CHANGES IN EQUITY CONTINUED
For the year ended 30 June 2023

Consolidated	Contributed equity $	Other contributed equity $	Foreign currency translation reserve $	Share based payments reserve $	Accumulated losses $	Total equity $
Balance at 1 July 2022	84,480,249	-	(852,038)	3,263,703	(68,617,391)	18,274,523
Loss after income tax benefit for the year	-	-	-	-	(20,465,180)	(20,465,180)
Other comprehensive income for the year, net of tax	-	-	110,248	-	-	110,248
Total comprehensive income for the year	-	-	110,248	-	(20,465,180)	(20,354,932)
Transactions with owners in their capacity as owners:						
Shares issued (note 20)	13,372,747	-	-	-	-	13,372,747
Share issue costs (note 20)	(400,750)	-	-	-	-	(400,750)
Share based payments (note 35)	-	-	-	1,159,125	-	1,159,125
Expired options	-	-	-	(162)	-	(162)
Balance at 30 June 2023	97,452,246	-	(741,790)	4,422,666	(89,082,571)	12,050,551

The above statement of changes in equity should be read in conjunction with the accompanying notes

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Kazia Theraputics Limited **Annual Report 2023** 45

FINANCIAL REPORT STATEMENT OF CASH FLOWS For the year ended 30 June 2023 Consolidated 2022 2023 restated Note $ $ Cash flows from operating activities Payments to suppliers (inclusive of GST) (15,179,270) (22,787,619) Interest received 23,113 Government grant—10,000 Bad debt recovery—14,956 Net cash used in operating activities 30 (15,156,157) (22,762,663) Cash flows from investing activities Payment of milestone relating to contingent consideration 18—(2,364,732) Net cash used in investing activities—(2,364,732) Cash flows from financing activities Proceeds from issue of shares—net of issuance costs 20 12,971,997 3,726,187 Net cash from financing activities 12,971,997 3,726,187 Net decrease in cash and cash equivalents (2,184,160) (21,401,208) Cash and cash equivalents at the beginning of the financial year 7,361,112 27,586,760 Effects of exchange rate changes on cash and cash equivalents 64,245 1,175,560 Cash and cash equivalents at the end of the financial year 10 5,241,197 7,361,112 The above statement of cash flows should be read in conjunction with the accompanying notes 46

NOTES TO THE FINANCIAL STATEMENTS
30 June 2023

Note 1. General information

The financial statements cover Kazia Therapeutics Limited as a consolidated entity consisting of Kazia Therapeutics Limited and its subsidiaries. The financial statements are presented in Australian dollars, which is Kazia Therapeutics Limited's functional and presentation currency.

Kazia Therapeutics Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Three International Towers
Level 24, 300 Barangaroo Avenue
Sydney NSW 2000

The financial statements were authorised for issue, in accordance with a resolution of Directors, on 31 August 2023. The Directors have the power to amend and reissue the financial statements.

Note 2. Significant accounting policies

The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

New or amended Accounting Standards and Interpretations adopted

The consolidated entity has adopted all of the new, revised or amending Accounting Standards and Interpretations issued by the Australian Accounting Standards Board ('AASB') that are mandatory for the current reporting period.

The adoption of these Accounting Standards and Interpretations did not have any significant impact on the financial performance or position of the consolidated entity.

Any new, revised or amending Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

New Accounting Standards and Interpretations not yet mandatory or early adopted

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet mandatory, have not been early adopted by the consolidated entity for the annual reporting period ended 30 June 2023. The consolidated entity's assessment of the impact of these new or amended Accounting Standards and Interpretations is that none are deemed to have a material impact on the entity.

Going concern

The consolidated entity incurred a loss after income tax of $20,465,180 (2022: $25,104,055), was in a net current asset position of $3,207,572 (2022: $2,702,664) and had net cash outflows from operating activities of $15,156,157 (2022:$22,762,663) for the year ended 30 June 2023.

As at 30 June 2023 the consolidated entity had cash in hand and at bank of $5,241,197 (2022: $7,361,112).

The financial statements have been prepared on a going concern basis, which contemplates continuity of normal activities and realisation of assets and settlement of liabilities in the normal course of business. As is often the case with drug development companies, the Company has not generated significant revenues nor does the company anticipate generating revenues in the near future. The ability of the consolidated entity to continue its development activities as a going concern is dependent upon it deriving sufficient cash from investors, from licensing and partnering activities, and from other sources of revenue such as grant funding.

The directors have considered the cash flow forecasts and the funding requirements of the business and continue to explore grant funding, licensing opportunities and equity investment opportunities in the Company. During the month of July 2023 through 7 August 2023, the Company raised total proceeds for the period of US$1,019,769 (A$1,540,918) using the ATM facility and continues to seek additional funding sources both in Australia and overseas.

An 'at-the-market' equity program (ATM) with Oppenheimer & Co. Inc. (Oppenheimer), as sales agent was established in May 2022. Under the ATM, Kazia may offer and sell via Oppenheimer the remaining capacity of $US26.8million (2022 $US32.04million) of its ordinary shares, in the form of American Depository Shares (ADSs), with each ADS representing ten ordinary shares. Kazia entered into an Equity Distribution Agreement, dated as of 22 April 2022 (the Sales Agreement), with Oppenheimer, acting as sales agent. for an initial capacity of $US35million. During the year ended 30 June 2023 $US4,203,221 (2022 $US2,956,036) was drawn down from the ATM facility.

The ATM allows the Company to raise capital dynamically in the market, with no discount, no warrant coverage, and modest banking fees, allowing it to fund operations with minimal dilution to existing shareholders.

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Kazia Theraputics Limited **Annual Report 2023** 47

FINANCIAL REPORT NOTES TO THE    FINANCIAL STATEMENTS CONTINUED 30 June 2023 Note 2. Significant accounting policies continued Accordingly the directors have prepared the financial statements on a going concern basis. Should the above assumptions not prove to be appropriate, there is material uncertainty which may cast significant doubt on whether the consolidated entity will continue as a going concern and therefore whether it will realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in these financial statements. Basis of preparation These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) and the Corporations Act 2001, as appropriate for for-profit oriented entities. These financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board (‘IASB’). The financial statements have been prepared on an accruals basis and under the historical cost conventions. Critical accounting estimates The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the consolidated entity’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 3. Parent entity information In accordance with the Corporations Act 2001, these financial statements present the results of the consolidated entity only. Supplementary information about the parent entity is disclosed in note 28. Principles of consolidation The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Kazia Therapeutics Limited (‘company’ or ‘parent entity’) as at 30 June 2023 and the results of all subsidiaries for the year then ended. Kazia Therapeutics Limited and its subsidiaries together are referred to in these financial statements as the ‘consolidated entity’. Subsidiaries are all those entities over which the consolidated entity has control. The consolidated entity controls an entity when the consolidated entity is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the consolidated entity. They are de-consolidated from the date that control ceases. Intercompany transactions, balances and unrealised gains on transactions between entities in the consolidated entity are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the consolidated entity. The acquisition of subsidiaries is accounted for using the acquisition method of accounting. A change in ownership interest, without the loss of control, is accounted for as an equity transaction, where the difference is between the consideration transferred and the book value. Where the consolidated entity loses control over a subsidiary, it derecognises the assets including goodwill, liabilities and non-controlling interest in the subsidiary together with any cumulative translation differences recognised in equity. The consolidated entity recognises the fair value of the consideration received and the fair value of any investment retained together with any gain or loss in profit or loss. Operating segments Operating segments are presented using the ‘management approach’, where the information presented is on the same basis as the internal reports provided to the Chief Operating Decision Makers (‘CODM’). The CODM is responsible for the allocation of resources to operating segments and assessing their performance. The CODM is considered to be the Board of Directors. 48

CEO’sChairman Letterand    Note 2. Significant accounting policies continued Foreign currency translation The financial statements are presented in Australian dollars. Foreign currency transactions Key Foreign currency transactions are translated into Australian dollars using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at financial year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss. Milestones Foreign operations The assets and liabilities of foreign operations are translated into Australian dollars using the exchange rates at the reporting date. The revenues and expenses of foreign operations are translated into Australian dollars using the average exchange rates, which approximate the rate at the date of the transaction, for the period. All resulting foreign exchange differences are recognised in other comprehensive income through the foreign currency reserve in equity. The foreign currency reserve is recognised in profit or loss when the foreign operation is disposed of. Kazia’s Exchange differences arising on a monetary item that forms part of a reporting entity’s net investment in a foreign operation shall be recognised initially in other comprehensive income and reclassified from equity to profit or loss on Introduction disposal of the net investment. CEOto Financial Instruments Subsequent measurement of financial assets For the purpose of subsequent measurement, financial assets are classified into the following categories upon initial recognition: • financial assets at amortised cost • financial assets at fair value through profit or loss (FVPL) Pipeline Classifications are determined by both: • the entity’s business model for managing the financial asset Review • the contractual cash flow characteristics of the financial assets All income and expenses relating to financial assets that are recognised in profit or loss are presented within finance costs, finance income or other financial items, except for impairment of trade receivables which is presented within other expenses. Financial assets at amortised cost Financial assets are measured at amortised cost if the assets meet the following conditions (and are not designated and as FVPL): Environment, • they are held within a business model whose objective is to hold the financial assets and collect its contractual cash flows; and Governance • the contractual terms of the financial assets give rise to cash flows that are solely payments of principal and interest on Society the principal amount outstanding. After initial recognition, these are measured at amortised cost using the effective interest method. Discounting is omitted where the effect of discounting is immaterial. The consolidated entity’s cash and cash equivalents, trade and most other receivables fall into this category of financial instruments. Classification and measurement of financial liabilities The consolidated entity’s financial liabilities comprise trade and other payables. Financial liabilities, borrowings and Financial contingent consideration for business combination and licensing agreement acquisitions are initially measured at fair value, and, where applicable, adjusted for transaction costs unless the consolidated entity designated a financial liability at fair value through profit or loss. Subsequently, financial liabilities are measured at amortised cost using the effective Reports interest method, except for contingent consideration in a business combination, which is measured at fair value. All interest-related charges and, if applicable, changes in an instrument’s fair value that are reported in profit or loss are included within finance costs or finance income. Kazia Theraputics Limited Annual Report 2023 49

50 Note 2. Significant accounting policies continued Revenue from contracts with customers Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances, rebates and amounts collected on behalf of third parties. Revenue is recognised using a five step approach in accordance with AASB 15 Revenue from Contracts with Customers to depict the transfer of promised services to customers in an amount that reflects the consideration to which the consolidated entity expects to be entitled in exchange for those services. Distinct promises within the contract are identified as performance obligations. The transaction price of the contract is measured based on the amount of consideration the consolidated entity expects to be entitled to from the customer in exchange for services. Factors such as requirements around variable consideration, significant financing components, noncash consideration, or amounts payable to customers also determine the transaction price. The transaction is then allocated to separate performance obligations in the contract based on relative standalone selling prices. Revenue is recognised when, or as, performance obligations are satisfied, which is when control of the promised service is transferred to the customer. Amounts received prior to satisfying the revenue recognition criteria are recorded as deferred revenue. Amounts expected to be recognised as revenue within the 12 months following the balance sheet date are classified within current liabilities. Amounts not expected to be recognised as revenue within the 12 months following the balance sheet date are classified within non-current liabilities. The consolidated entity recognises contract liabilities for consideration received in respect of unsatisfied performance obligations and reports these amounts as other liabilities in its consolidated statement of financial position. Similarly, if the consolidated entity satisfies a performance obligation before it receives the consideration, the consolidated entity recognises either a contract asset or a receivable in its statement of financial position, depending on whether something other than the passage of time is required before the consideration is due. Licensing revenues, including milestone revenue Revenue from licensees of the consolidated entity’s intellectual property reflects the transfer of a right to use the intellectual property as it exists at the point in time in which the licence is transferred to the customer. Licensing agreements are examined to determine whether they contain additional performance obligations, over and above the right to use the intellectual property. To the extent that additional performance obligations exist, the transaction price the consolidated entity expects to receive for the contract is allocated to the separate performance obligations. The receipt of milestone payments is often contingent on meeting certain clinical, regulatory or commercial targets, and is therefore considered variable consideration. The transaction price of the contingent milestone is estimated using the most likely amount method. Within the transaction price, the price associated with a contingent milestone is included only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur. Milestone payments that are not within the control of the consolidated entity, such as regulatory approvals, are not considered highly probable of being achieved until those approvals are achieved. Finance Income Interest revenue is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset. Grant income Grants from governments are recognised at their fair value when there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions. Government grants relating to operating costs are recognised in the Statements of Comprehensive Income as grant income. A New South Wales Export Development Grant was received in the previous financial year. Other revenue Other revenue is recognised when it is received or when the right to receive payment is established.

51 Note 2. Significant accounting policies continued Income tax The income tax expense or benefit for the period is the tax payable on that period’s taxable income based on the applicable income tax rate for each jurisdiction, adjusted by changes in deferred tax assets and liabilities attributable to temporary differences, unused tax losses and the adjustment recognised for prior periods, where applicable. Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates that are enacted or substantively enacted, except for: When the deferred income tax asset or liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting nor taxable profits; or When the taxable temporary difference is associated with interests in subsidiaries, associates or joint ventures, and the timing of the reversal can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.    Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses. The carrying amount of recognised and unrecognised deferred tax assets are reviewed each reporting date. Deferred tax assets recognised are reduced to the extent that it is no longer probable that future taxable profits will be available for the carrying amount to be recovered. Previously unrecognised deferred tax assets are recognised to the extent that it is probable that there are future taxable profits available to recover the asset. Deferred tax assets and liabilities are offset only where there is a legally enforceable right to offset current tax assets against current tax liabilities and deferred tax assets against deferred tax liabilities; and they relate to the same taxable authority on either the same taxable entity or different taxable entities which intend to settle simultaneously. Kazia Therapeutics Limited (the ‘parent entity’) and its wholly-owned Australian controlled entities have formed an income tax consolidated group under the tax consolidation regime. Kazia Therapeutics Limited as the parent entity discloses all of the deferred tax assets of the tax consolidated group in relation to tax losses carried forward (after elimination of inter-group transactions). The tax consolidated group has applied the ‘separate taxpayer in the group’ allocation approach in determining the appropriate amount of taxes to allocate to members of the tax consolidated group. As the tax consolidation group continues to generate tax losses there has been no reason for the Company to enter a tax funding agreement with members of the tax consolidation group. Interpretation 23 Uncertain tax positions Interpretation 23 clarified the application of the recognition and measurement criteria in AASB 112 Income Taxes (AASB 112) where there is uncertainty over income tax treatments and requires an assessment of each uncertain tax position as to whether it is probable that a taxation authority will accept the position. Where it is not probable, the effect of the uncertainty is reflected in determining the relevant taxable profit or loss, tax bases, unused tax losses and unused tax credits or tax rates. The amount is determined as either the single most likely amount or the sum of the probability weighted amounts in a range of possible outcomes, whichever better predicts the resolution of the uncertainty. Management believes that historical tax losses are not expected to be available for offset against the deferred tax liability at 30 June 2023. Current and non-current classification Assets and liabilities are presented in the statement of financial position based on current and non-current classification. An asset is current when: it is expected to be realised or intended to be sold or consumed in normal operating cycle; it is held primarily for the purpose of trading; it is expected to be realised within 12 months after the reporting period; or the asset is cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period. All other assets are classified as non-current. A liability is current when: it is expected to be settled in normal operating cycle; it is held primarily for the purpose of trading; it is due to be settled within 12 months after the reporting period; or there is no unconditional right to defer the settlement of the liability for at least 12 months after the reporting period. All other liabilities are classified as non-current. Deferred tax assets and liabilities are always classified as non-current.

52 Note 2. Significant accounting policies continued Cash and cash equivalents Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Research and development Expenditure during the research phase of a project is recognised as an expense when incurred. Development costs are capitalised only when technical feasibility studies identify that the project will deliver future economic benefits and these benefits can be measured reliably. Intangible assets Separately acquired intangible assets are shown at historical cost. The cost of intangible assets acquired as part of a business combination is their fair value at the acquisition date. They have a finite useful life and are subsequently carried at cost less accumulated amortisation and impairment losses. The method and useful lives of finite life intangible assets are reviewed annually. Changes in the expected pattern of consumption or useful life are accounted for prospectively by changing the amortisation method or period. Amortisation expense is included in research and development expenditure. Licensing agreement for paxalisib The Licensing agreement asset was acquired as part of a business combination, and is being amortised on a straight-line basis over the period of its expected benefit, being the remaining life of the patent, which was 15 years from the date of acquisition. Licensing agreement for EVT801 The Licensing agreement asset was acquired separately, and is being amortised on a straight-line basis over the period of its expected benefit, being the remaining life of the patent, which was 12.5 years from the date of acquisition. Impairment of non-financial assets Non-financial assets with finite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. Recoverable amount is the higher of an asset’s fair value less costs of disposal and value-in-use. The value-in-use is the present value of the estimated future cash flows relating to the asset using a pre-tax discount rate specific to the asset or cash-generating unit to which the asset belongs. Assets that do not have independent cash flows are grouped together to form a cash-generating unit. Provisions Provisions are recognised when the consolidated entity has a present (legal or constructive) obligation as a result of a past event, it is probable the consolidated entity will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation. If the time value of money is material, provisions are discounted using a current pre-tax rate specific to the liability. The increase in the provision resulting from the passage of time is recognised as a finance cost.

53 Note 2. Significant accounting policies continued Employee benefits Short-term employee benefits Liabilities for wages and salaries, including non-monetary benefits, annual leave and long service leave expected to be settled within 12 months of the reporting date are measured at the amounts expected to be paid when the liabilities are settled. Other long-term employee benefits The liability for annual leave and long service leave not expected to be settled within 12 months of the reporting date is measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on high quality corporate bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows. Share-based payments Equity-settled share-based compensation benefits are provided to employees under the terms of the Employee Share Option Plan (‘ESOP’) and consultants as compensation for services performed. Equity-settled transactions are awards of shares, or options over shares, that are provided to employees in exchange for the rendering of services. The value of the instruments is measured by reference to the fair value of the underlying instruments on grant date, as required by AASB2 Share-Based Payments. Fair value is independently determined using the Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option, together with non-vesting conditions that do not determine whether the consolidated entity receives the services that entitle the employees to receive payment. No account is taken of any other vesting conditions. The cost of equity-settled transactions are recognised as an expense with a corresponding increase in equity over the vesting period. The cumulative charge to profit or loss is calculated based on the grant date fair value of the award, the best estimate of the number of awards that are likely to vest and the expired portion of the vesting period. The amount recognised in profit or loss for the period is the cumulative amount calculated at each reporting date less amounts already recognised in previous periods. The cumulative charge to profit or loss until settlement of the liability is calculated as follows: during the vesting period, the liability at each reporting date is the fair value of the award at that date multiplied by the expired portion of the vesting period. from the end of the vesting period until settlement of the award, the liability is the full fair value of the liability at the reporting date.    Market conditions are taken into consideration in determining fair value. Therefore any awards subject to market conditions are considered to vest irrespective of whether or not that market condition has been met, provided all other conditions are satisfied. If equity-settled awards are modified, as a minimum an expense is recognised as if the modification has not been made. An additional expense is recognised, over the remaining vesting period, for any modification that increases the total fair value of the share-based compensation benefit as at the date of modification. If the non-vesting condition is within the control of the consolidated entity or employee, the failure to satisfy the condition is treated as a cancellation. If the condition is not within the control of the consolidated entity or employee and is not satisfied during the vesting period, any remaining expense for the award is recognised over the remaining vesting period, unless the award is forfeited.

54 Note 2. Significant accounting policies continued If equity-settled awards are cancelled, it is treated as if it has vested on the date of cancellation, and any remaining expense is recognised immediately. If a new replacement award is substituted for the cancelled award, the cancelled and new award is treated as if they were a modification. Finance costs Finance costs attributable to qualifying assets are capitalised as part of the asset. All other finance costs are expensed in the period in which they are incurred, including interest on short-term and long-term borrowings. Fair value measurement When an asset or liability, financial or non-financial, is measured at fair value for recognition or disclosure purposes, the fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; and assumes that the transaction will take place either: in the principal market; or in the absence of a principal market, in the most advantageous market. Fair value is measured using the assumptions that market participants would use when pricing the asset or liability, assuming they act in their economic best interest. For non-financial assets, the fair value measurement is based on its highest and best use. Valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, are used, maximising the use of relevant observable inputs and minimising the use of unobservable inputs. Assets and liabilities measured at fair value are classified, into three levels, using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. Classifications are reviewed each reporting date and transfers between levels are determined based on a reassessment of the lowest level input that is significant to the fair value measurement. For recurring and non-recurring fair value measurements, external valuers may be used when internal expertise is either not available or when the valuation is deemed to be significant. External valuers are selected based on market knowledge and reputation. Where there is a significant change in fair value of an asset or liability from one period to another, an analysis is undertaken, which includes a verification of the major inputs applied in the latest valuation and a comparison, where applicable, with external sources of data. Issued capital Ordinary Options are classified as equity. Incremental costs directly attributable to the issue of new shares or options, including share based payments relating to the issue of shares, are shown in equity as a deduction, net of tax, from the proceeds. Earnings per share Basic earnings per share Basic earnings per share is calculated by dividing the profit attributable to the owners of Kazia Therapeutics Limited, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the financial year. Diluted earnings per share Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares. Goods and Services Tax (‘GST’) and other similar taxes Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the tax authority. In this case it is recognised as part of the cost of the acquisition of the asset or as part of the expense.

55 Note 2. Significant accounting policies continued Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the tax authority is included in other receivables or other payables in the statement of financial position. Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the tax authority, are presented as operating cash flows. Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the tax authority. Note 3. Critical accounting judgements, estimates and assumptions The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements, estimates and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances. The resulting accounting judgements and estimates will seldom equal the related actual results. The judgements, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities (refer to the respective notes) within the next financial year are discussed as follows: Research and development expenses The Directors do not consider the development programs to be sufficiently advanced to reliably determine the economic benefits and technical feasibility to justify capitalisation of development costs. These costs have been recognised as an expense when incurred. Research and development expenses relate primarily to the cost of conducting human clinical and pre-clinical trials. Clinical development costs are a significant component of research and development expenses. Estimates have been used in determining the expense liability under certain clinical trial contracts where services have been performed but not yet invoiced. Generally the costs, and therefore estimates, associated with clinical trial contracts are based on the number of patients, drug administration cycles, the type of treatment and the outcome being measured. The length of time before actual amounts can be determined will vary depending on length of the patient cycles and the timing of the invoices by the clinical trial partners. Clinical trial expenses The timing of payment for work conducted under clinical trials often bears little relation to the timing of the work effort. Detailed estimates are made to determine the amount of work effort expended during a reporting period in order to determine the appropriate expense to be recognised, with the resulting prepayments or un-invoiced amounts being recognised as a prepayment or an accrual respectively. Share-based payment transactions The consolidated entity measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using the Black-Scholes option pricing model taking into account the terms and conditions upon which the instruments were granted. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact profit or loss and equity.

56 Note 3. Critical accounting judgements, estimates and assumptions continued Acquisition of intangible assets During the 2017 financial year, the consolidated entity acquired the rights to develop and commercialise paxalisib, as part of a business combination from Genentech. Significant judgement was required in determining that the transaction was a business combination and in relation to the identification and valuation of assets and liabilities acquired. The consolidated entity has applied judgement in determining the accounting treatment for the acquisition of the License agreement for EVT801. The License agreement has been determined to be a stand alone transaction, independent from any other agreements which have been or may be entered into with Evotec (France) SAS. Management has also made the decision to account for the cost of the asset conferred by the License agreement on the basis of the milestones that are probable of being payable, that is, those for which there is judged to be a probability of greater than 50% that the milestone will be triggered. Contingent consideration Contingent consideration relates to the intangible assets acquired, and the fair value of contingent consideration is dependent on the key assumptions used in accounting for the acquisition of those intangible assets. These assumptions include the probability of milestones occurring and can also include the anticipated timing of settlement and discount rates used. In the case where contingent consideration is recognised on the basis that the liability is probable of occurring judgement is used in determining which milestones are considered probable of being triggered and the timing thereof. Intangible assets available for use The consolidated entity has exercised judgement in determining that its intangible assets, being license agreements, have a finite life and are available for use once acquired. As the business model is to acquire such assets and then develop them to generate returns from future license transactions or other means, management have determined that the assets are available for use from the time that they are acquired. In each case the prima facie useful life is the remaining life of the patent over the asset, unless other factors over-ride this assessment. Impairment of licensing agreements and other indefinite life intangible assets The consolidated entity assesses impairment of licensing agreements at each reporting date by evaluating conditions specific to the consolidated entity and to the particular asset that may lead to impairment. Judgement is used to determine whether any indicators of impairment exist, and reference is made to the considerations included in AASB 136 Impairment of Assets in this assessment. If an impairment trigger is found to exist, the recoverable amount of the asset is determined. Note 4. Restatement of comparatives During the year ended 30 June 2023, the calculation of the EVT-801 asset and its contingent consideration was found to contain errors as discounting for the time value of money was not taken into account on initial recognition. The contractual payments in relation to the milestones gave rise to a financial liability at acquisition. The cost of the intangible asset should comprise the initial payment plus an amount reflecting the fair value of the other contingent payments determined using a probability–weighted estimation. These values should be discounted to reflect the time value of money at the time of acquisition in April 2021. Management have utilised an Incremental Borrowing Rate of 6% to discount the future cash flows. The Incremental Borrowing Rate reflects the assumed credit rating of the Company. The error resulted in a material overstatement of the EVT-801 asset and a corresponding overstatement of the liability at acquisition. The impact of this error is noted below with the restated balances disclosed in note 14 and 18.

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Note 4. Restatement of comparatives continued

Consolidated statement of financial position	30 June 2021 Reported	Increase/ (decrease)	1 July 2021 Restated	30 June 2022 Reported	Increase/ (decrease)	30 June 2022 Restated
Intangibles - licensing agreement	27,265,551	(1,044,401)	26,221,150	27,265,551	(1,044,401)	26,221,150
Less Accumulated amortisation	(5,262,958)	50,120	(5,212,838)	(7,215,899)	133,641	(7,082,258)
	22,002,593	**(994,281)**	**21,008,312**	**20,049,652**	**(910,760)**	**19,138,892**
Current contingent consideration	(3,164,557)	2,373,418	(791,139)	(758,840)	-	(758,840)
Non-Current contingent consideration	(8,926,641)	(1,376,661)	(10,303,302)	(8,755,941)	546,996	(8,208,945)
	(12,091,198)	**996,757**	**(11,094,441)**	**(9,514,781)**	**546,996**	**(8,967,785)**
Net Assets	**37,850,719**	**2,476**	**37,853,195**	**18,638,287**	**(363,764)**	**18,274,523**
Accumulated losses	(44,203,909)	2,476	(44,201,433)	(68,253,627)	(363,764)	(68,617,391)
Total equity	**37,850,719**	**2,476**	**37,853,195**	**18,638,287**	**(363,764)**	**18,274,523**

Consolidated statement of profit and loss	30 June 2022	Increase/ (decrease)	30 June 2022 Restated
Research and development expense (Amortisation)	(20,252,152)	83,521	(20,168,631)
General and administrative expense (foreign exchange impact)	(4,511,463)	(449,761)	(4,961,224)
Loss on revaluation of contingent consideration	(152,287)	-	(152,287)
Commercialisation expense	(127,043)	-	(127,043)
Loss before tax	**(25,015,895)**	**(366,240)**	**(25,382,135)**
Income tax benefit	368,080	-	368,080
Loss after tax	**(24,647,815)**	**(366,240)**	**(25,014,055)**

Impact on basic and diluted earnings per share increase/ (decrease) in earning per share	Cents	Cents	Cents
Basic loss for the year attributable to equity holders	(18.61)	(0.27)	(18.88)
Diluted loss for the year attributable to equity holders	(18.61)	(0.27)	(18.88)

Kazia Theraputics Limited **Annual Report 2023** 57

FINANCIAL REPORT NOTES TO THE    FINANCIAL STATEMENTS CONTINUED 30 June 2023 Note 5. Reclassification of comparatives During the preparation of the financial statements for the current year, a reclassification between borrowings and other assets was performed to better reflect the insurance funding premium utilised by the Company, a reclassification of non-current annual leave employee benefit to current employee benefits and a reclassification between loss on remeasurement of contingent consideration and general and administrative expense to accurately reflect the impact of the unwinding of discounting contingent consideration for the paxalisib. 30 June 30 June 2022 2022 Restated Movement Reclassified Other assets 156,153 1,841,052 1,997,205 Borrowings—    1,841,052 1,841,052 Current employee benefits 166,196 202,386 368,582 Non-current employee benefits 319,017 (202,386) 116,631 Loss on remeasurement of contingent consideration (152,287) 152,287 —    General and administrative expense (4,961,224) (152,287) (5,113,511) Note 6. Operating segments Identification of reportable operating segments The consolidated entity’s operating segment is based on the internal reports that are reviewed and used by the Board of Directors (being the Chief Operating Decision Makers (‘CODM’)) in assessing performance and in determining the allocation of resources. The consolidated entity operates in the pharmaceutical research and development business. There are no operating segments for which discrete financial information exists. The information reported to the CODM, on at least a quarterly basis, is the consolidated results as shown in the statement of profit or loss and other comprehensive income and statement of financial position. Note 7. Other income Consolidated 2023 2022 $ $ Subsidies and grants—10,000 Bad debt recovery—14,956 Other sundry income 555—Other income 555 24,956 58

Note 8. Expenses

	Consolidated 2023 $	Consolidated 2022 restated $
Loss before income tax includes the following specific expenses:		
Research and development		
EVT-801 program costs	5,059,589	2,519,673
Cantrixil program costs	4,745	11,614
Paxalisib program costs	5,618,047	13,713,454
Scientific Advisory Board costs	30,899	-
Employee benefits expense		
- salaries & wages and staff benefits	2,250,149	1,664,572
- superannuation	29,611	25,198
- share based payment	701,570	364,700
Total research & development (excluding amortisation)	13,694,610	18,299,211
Amortisation		
Amortisation	1,869,460	1,869,420
Total research and development	15,564,070	20,168,631
Leases		
Expense relating to short term leases	152,049	73,138
Employee benefits expense G&A		
- salaries & wages and staff benefits	1,467,447	1,674,344
- superannuation	101,765	129,241
- share based payments	457,555	1,309,880
Total employee benefits expense G&A	2,026,767	3,113,465

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Kazia Theraputics Limited **Annual Report 2023** 59

FINANCIAL REPORT

NOTES TO THE FINANCIAL STATEMENTS CONTINUED
30 June 2023

Note 9. Income tax benefit

	Consolidated	
	2023 $	2022 restated $
Numerical reconciliation of income tax benefit and tax at the statutory rate		
Loss before income tax benefit	(20,736,272)	(25,382,135)
Tax at the statutory tax rate of 25%	(5,184,068)	(6,345,534)
Tax effect amounts which are not deductible/(taxable) in calculating taxable income:		
Amortisation of intangibles	467,357	467,355
Share-based payments	288,868	418,645
Gain/loss on remeasurement of contingent consideration	(846,924)	38,063
	(5,274,767)	(5,421,471)
Adjustment recognised for prior periods	-	16,265
Adjustment to deferred tax balances as a result of change in statutory tax rate	-	(113,258)
Tax losses and timing differences not recognised	5,003,675	5,150,384
Income tax benefit	(271,092)	(368,080)
Tax losses not recognised		
Unused tax losses for which no deferred tax asset has been recognised-Australia	120,411,687	96,519,215
Potential tax benefit @ 25%	30,102,922	24,129,804
Unused tax losses for which no deferred tax asset has been recognised-US	4,304,980	2,379,604
Potential tax benefit at statutory tax rates @ 21%-US	904,046	499,717

Note 10. Cash and cash equivalents

	Consolidated	
	2023 $	2022 $
Current assets		
Cash at bank and on hand	5,241,197	7,361,112

Note 11. Trade and other receivables

	Consolidated	
	2023 $	2022 $
Current assets		
Trade receivables	610	-
GBM Agile deposit	3,752,640	-
Deposits held	40,870	39,622
BAS receivable	105,034	51,353
	3,899,154	90,975

The GBM Agile deposit was advanced to GCAR at the start of the GBM Agile trial, and is refundable if not utilised against trial expenses. The amount will be allocated against expenditure towards the latter end of the trial. Completion of the final analysis is expected in 2H CY2023. The deposit was moved to current for this reporting period.

60

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Note 12. Trade & other receivables - non-current

	Consolidated 2023 $	Consolidated 2022 $
Non-current assets		
GBM Agile deposit	-	7,257,947
Corporate credit card deposit	**42,922**	42,923
	42,922	7,300,870

Note 13. Other assets

	Consolidated 2023 $	Consolidated 2022 $
Current assets		
Prepayments	**1,632,472**	1,997,205

Note 14. Intangibles

	Consolidated 2023 $	Consolidated 2022 restated $
Non-current assets		
Licensing agreement - paxalisib	**16,407,788**	16,407,788
Less: Accumulated amortisation	**(7,250,728)**	(6,166,344)
	9,157,060	10,241,444
Licensing agreement - EVT-801	**9,813,362**	9,813,362
Less: Accumulated amortisation	**(1,700,990)**	(915,914)
	8,112,372	8,897,448
	17,269,432	19,138,892

Reconciliations

Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

Consolidated	EVT801 licensing agreement * $	Paxalisib licensing agreement $	Total $
Balance at 1 July 2021 as restated *	9,682,517	11,325,795	21,008,312
Amortisation expense	(785,069)	(1,084,351)	(1,869,420)
Balance at 30 June 2022	8,897,448	10,241,444	19,138,892
Amortisation expense	(785,076)	(1,084,384)	(1,869,460)
Balance at 30 June 2023	8,112,372	9,157,060	17,269,432

Kazia Theraputics Limited **Annual Report 2023** 61

FINANCIAL REPORT

NOTES TO THE FINANCIAL STATEMENTS CONTINUED
30 June 2023

Note 15. Trade and other payables

	Consolidated 2023 $	2022 $
Current liabilities		
Trade payables	857,312	1,524,174
Accrued payables	3,471,637	2,235,946
	4,328,949	3,760,120

Refer to note 23 for further information on financial instruments.

Note 16. Borrowings

	Consolidated 2023 $	2022 restated $
Current liabilities		
Insurance premium funding	1,796,500	1,841,052

Refer to note 23 for further information on financial instruments.

Note 17. Employee benefits

	Consolidated 2023 $	2022 $
Current liabilities		
Annual leave	488,775	368,616
Employee benefits	201,027	-
	689,802	368,616
Non-current liabilities		
Long service leave	59,323	116,596
	749,125	485,212

Note 18. Contingent consideration

	Consolidated 2023 $	2022 restated $
Current liabilities		
Contingent consideration – paxalisib	750,000	-
Contingent consideration – EVT801	-	758,840
	750,000	758,840
Non-current liabilities		
Contingent consideration – paxalisib	653,692	1,167,536
Contingent consideration – EVT801	5,467,091	7,041,409
	6,120,783	8,208,945
	6,870,783	8,967,785

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Note 18. Contingent consideration continued

	Consolidated 2023 $	Consolidated 2022 restated $
Reconciliation of the balance at the beginning and end of the reporting period is set out below:		
Contigent consideration at start of period (current and non-current)	**8,967,785**	11,094,441
Payment of EVT801 milestone	**-**	(2,364,732)
Interest on unwinding of discount	**593,462**	566,949
Foreign currency loss/(gain)	**697,233**	(328,873)
Gain on remeasurement of contingent consideration	**(3,387,697)**	-
Closing balance	**6,870,783**	8,967,785

Contingent consideration - paxalisib

During the 2017 financial year, the consolidated entity acquired the rights to develop and commercialise paxalisib, as part of a business combination.

The acquisition contained four development contingent milestone payments. The first two milestone payment settlements being Kazia shares, and the third and fourth development milestone payment settlements either cash or Kazia shares at the discretion of Kazia. Milestones 1 and 4 have now been paid out, and Milestone 3 has lapsed. Milestone 2 comprises shares to the value of $1,250,000.

Each milestone payment is probability weighted for valuation purposes. Milestone 2 is now a current liability and is no longer being discounted. Milestone 5 is a revenue based milestone contingent on net sales and is discounted to present value, using a discount rate of 20% (previously 15%) per annum. The discount rate was considered at 30 June 2023 and revised to reflect a rate within a more reasonable market range. Accordingly, the discount rate applied to future expected cash flows has been revised upwards.

Kazia is also required to pay royalties to Genentech in relation to net sales. These payments are related to future financial performance, and are not considered as part of the consideration in relation to the Genentech agreement.

Contingent consideration - EVT801

The acquisition of EVT801 has been accounted for at cost, with milestones where the payment is considered probable being booked as a current or non-current liability at period end, according to the estimated payment date. The key assumptions applied on initial recognition have been reassessed in the year based on the revised timing of when milestone payments are expected to be paid. Milestone 3 is expected to be paid in 2H2024, milestones 4 & 5 are expected to be paid Q12025 and Q12027. Milestone 3 payment has a probability of 100% (2022: 100%), Milestone 4 payment has a probability of 80% (2022: 100%), and Milestone 5 payment has a probability of 63% (2022: 100%) of occurring. Milestones are discounted to present value, using a discount rate of 7% per annum (2022: 6% per annum). The discount rate was considered based on the incremental borrowing rate at the time of acquisition and has been updated to reflect recent market increases. Milestones where the payment is not considered probable at year end have not been accounted for as a liability. The total amount of milestone payments not booked at year end amounts to €300,500,000 ($492,703,722) (2022: €300,500,000 ($456,063,136)).

Note 19. Deferred tax

	Consolidated 2023 $	Consolidated 2022 $
Non-current liabilities		
Deferred tax liability associated with Licensing Agreement	**2,289,269**	2,560,361

Company management has completed an analysis of the availability of historical tax losses to offset the deferred tax liability. Accordingly, the Company concludes that the historical tax losses are not expected to be available for offset against the deferred tax liability.

Kazia Theraputics Limited **Annual Report 2023** 63

FINANCIAL REPORT

NOTES TO THE FINANCIAL STATEMENTS CONTINUED
30 June 2023

Note 20. Contributed equity

	Consolidated			
	2023 Shares	2022 Shares	2023 $	2022 $
Ordinary shares – fully paid	228,029,114	138,755,376	97,452,246	84,480,249

Movements in ordinary option capital

Details	Date	Shares	Issue price	$
Balance	1 July 2021	132,012,209		80,290,062
Issued on conversion of options	15 December 2021	25,000	$0.6680	16,700
Conversion of Triaxial Convertible Note	5 May 2022	1,855,357	$0.2500	464,000
ATM issue of shares No. 1	24 May 2022	10,000	$0.8260	8,256
ATM issue of shares No. 2	2 June 2022	10,000	$0.8020	8,025
ATM issue of shares No. 3	6 June 2022	88,710	$0.8370	74,258
ATM issue of shares No. 4	9 June 2022	603,500	$0.8400	507,035
ATM issue of shares No. 5	14 June 2022	75,940	$0.8240	62,583
ATM issue of shares No. 6	15 June 2022	2,000	$0.8300	1,661
ATM issue of shares No. 7	20 June 2022	4,072,660	$0.8690	3,540,404
Less: share issue transaction costs		-	$0.0000	(492,735)
Balance	30 June 2022	138,755,376		84,480,249
ATM issue of shares No. 8	7 July 2022	573,370	$0.7102	407,201
ATM issue of shares No. 9	8 August 2022	8,561,490	$0.3316	2,839,346
ATM issue of shares No. 10	9 August 2022	10,000	$0.2723	2,723
ATM issue of shares No. 11	10 August 2022	158,020	$0.2465	38,949
ATM issue of shares No. 12	11 August 2022	330,960	$0.2413	79,868
ATM issue of shares No. 13	12 August 2022	1,247,440	$0.2469	308,050
ATM issue of shares No. 14	12 September 2022	651,030	$0.2211	143,964
ATM issue of shares No. 15	13 September 2022	28,350	$0.2187	6,200
Shares issued to Scientific Advisory Board	14 September 2022	60,000	$0.2100	12,600
ATM issue of shares No. 16	7 October 2022	736,760	$0.1789	131,797
ATM issue of shares No. 17	28 October 2022	12,296,180	$0.1865	2,293,288
ATM issue of shares No. 18	11 January 2023	20,000	$0.1380	2,761
Professional and sophisticated investors placement - 1st tranche	16 January 2023	25,387,018	$0.1100	2,792,572
Professional and sophisticated investors placement - 2nd tranche	28 February 2023	15,522,075	$0.1100	1,707,428
Share Placement Plan	3 March 2023	23,691,045	$0.1100	2,606,000
Less: share issue transaction costs		-	$0.0000	(400,750)
Balance	30 June 2023	228,029,114		97,452,246

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the Company does not have a limited amount of authorised capital.

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

64

Note 20. Contributed equity continued

Share buy-back

There is no current on-market share buy-back.

Capital risk management

The consolidated entity's objectives when managing capital are to safeguard its ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders and to maintain an optimum capital structure to reduce the cost of capital.

Capital is regarded as total equity, as recognised in the statement of financial position, plus net debt. Net debt is calculated as total borrowings less cash and cash equivalents.

The capital structure of the consolidated entity consists of cash and cash equivalents and equity attributable to equity holders. The overall strategy of the consolidated entity is to continue its drug development programs, which depends on raising sufficient funds, through a variety of sources including issuing of additional share capital, as may be required from time to time.

The capital risk management policy remains unchanged from the prior year.

Note 21. Reserves

	Consolidated	
	2023 $	2022 $
Foreign currency reserve	(741,790)	(852,038)
Share-based payments reserve	4,422,666	3,263,703
	3,680,876	2,411,665

Foreign currency translation reserve

The reserve is used to recognise exchange differences arising from translation of the financial statements of foreign operations to Australian dollars.

Share-based payments reserve

The reserve is used to recognise the value of equity benefits provided to employees and executive directors as part of their remuneration, and other parties as part of their compensation for services.

Note 22. Dividends

There were no dividends paid, recommended or declared during the current or previous financial year.

Note 23. Financial instruments

Financial risk management objectives

The consolidated entity's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The consolidated entity uses different methods to measure and manage the different types of risks to which it is exposed. These methods include monitoring the levels of exposure to interest rates and foreign exchange, ageing analysis and monitoring of specific credit allowances to manage credit risk, and, rolling cash flow forecasts to manage liquidity risk.

Market risk

Foreign currency risk

The consolidated entity operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollars ('USD'). Foreign exchange risk arises from future transactions and recognised assets and liabilities denominated in a currency that is not the entity's functional currency and net investments in foreign operations.

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Kazia Theraputics Limited Annual Report 2023 65

FINANCIAL REPORT

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

30 June 2023

Note 23. Financial instruments continued

As of 30 June 2023, the consolidated entity did not hold derivative financial instruments in managing its foreign currency, however, the consolidated entity may from time to time enter into hedging arrangements where circumstances are deemed appropriate. The consolidated entity used natural hedging to reduce the foreign currency risk, which involved processing USD payments from cash held in USD. Foreign subsidiaries with a functional currency of Australian Dollars ('AUD') have exposure to the local currency of these subsidiaries and any other currency these subsidiaries trade in.

The carrying amount of the consolidated entity's foreign currency denominated financial assets and financial liabilities at the reporting date was as follows:

Consolidated	Assets 2023 $	Assets 2022 restated $	Liabilities 2023 $	Liabilities 2022 $
US dollars	2,326,256	7,275,701	1,135,162	3,071,170
Euros	-	-	2,710,133	204,886
Singapore dollars	-	-	846	-
	2,326,256	7,275,701	3,846,141	3,276,056

The consolidated entity had net assets denominated in foreign currencies of $2,232,754 as at 30 June 2023 (2022: net assets $3,999,645).

If all currencies had strengthened and weakened against the USD by 10% (2022: 10%) then this would have the following impact:

Consolidated - 2023	AUD strengthened % change	AUD strengthened Effect on profit before tax	AUD strengthened Effect on equity	AUD weakened % change	AUD weakened Effect on profit before tax	AUD weakened Effect on equity
US dollars	10%	(494,373)	(494,373)	(10%)	494,373	494,373
Euros	10%	271,013	271,013	(10%)	(271,013)	(271,013)
Singapore dollars	10%	-	-	(10%)	-	-
		(223,360)	(223,360)		223,360	223,360

Consolidated - 2022 restated	AUD strengthened % change	AUD strengthened Effect on profit before tax	AUD strengthened Effect on equity	AUD weakened % change	AUD weakened Effect on profit before tax	AUD weakened Effect on equity
US dollars	10%	(420,453)	(420,453)	(10%)	420,453	420,453
Euros	10%	20,489	20,489	(10%)	(20,489)	(20,489)
		(399,964)	(399,964)		399,964	399,964

Price risk

The consolidated entity is not exposed to any significant price risk.

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Note 23. Financial instruments continued

Interest rate risk

The consolidated entity's exposure to market interest rates relate primarily to the investments of cash balances.

The consolidated entity has cash reserves held primarily in Australian dollars and United States dollars and places funds on deposit with financial institutions for periods generally not exceeding three months.

As at the reporting date, the consolidated entity had the following variable interest rate balances:

	2023		2022	
Consolidated	Weighted average interest rate %	Balance $	Weighted average interest rate %	Balance $
Cash at bank and in hand	0.40%	5,241,197	-	7,361,112
Net exposure to cash flow interest rate risk		5,241,197		7,361,112

The consolidated entity has cash and cash equivalents totalling $5,241,197 (2022: $7,361,112). An official increase/decrease in interest rates of 100 basis points (2022: 100 basis points) would have a favourable/adverse effect on profit before tax and equity of $52,411 (2022: $73,611) per annum. The percentage change is based on the expected volatility of interest rates using market data and analysts forecasts.

Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the consolidated entity. The entity is not exposed to significant credit risk on receivables.

The consolidated entity has adopted a lifetime expected loss allowance in estimating expected credit losses to trade receivables through the use of a provisions matrix using fixed rates of credit loss provisioning. These provisions are considered representative across all customers of the consolidated entity based on recent sales experience, historical collection rates and forward-looking information that is available.

The consolidated entity places its cash deposits with high credit quality financial institutions and by policy, limits the amount of credit exposure to any single counter-party. The consolidated entity is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk, and reinvestment risk. The consolidated entity mitigates default risk by constantly positioning its portfolio to respond appropriately to a significant reduction in a credit rating of any financial institution.

Generally, trade receivables are written off when there is no reasonable expectation of recovery. Indicators of this include the failure of a debtor to engage in a repayment plan, no active enforcement activity and a failure to make contractual payments for a period greater than 1 year.

There are no significant concentrations of credit risk within the consolidated entity. The credit risk on liquid funds is limited as the counter parties are banks with high credit ratings.

Credit risk is managed by limiting the amount of credit exposure to any single counter-party for cash deposits.

Liquidity risk

The consolidated entity manages liquidity risk by maintaining adequate cash reserves and by continuously monitoring actual and forecast cash flows and matching the maturity profiles of financial assets and liabilities. In particular, contingent consideration may be satisfied either by payment of cash or by issue of shares, at the discretion of the entity.

Kazia Theraputics Limited **Annual Report 2023** 67

FINANCIAL REPORT

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

30 June 2023

Note 23. Financial instruments continued

Remaining contractual maturities

The following tables detail the consolidated entity's remaining contractual maturity for its financial instrument liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the financial liabilities are required to be paid. The tables include both interest and principal cash flows disclosed as remaining contractual maturities and therefore these totals may differ from their carrying amount in the statement of financial position.

Consolidated - 2023	Weighted average interest rate %	1 year or less $	Between 1 and 2 years $	Between 2 and 5 years $	Over 5 years $	Remaining contractual maturities $
Non-derivatives						
Trade payables	-	857,312	-	-	-	857,312
Accrued payables	-	3,471,637	-	-	-	3,471,637
Contingent consideration	-	750,000	4,302,916	3,098,869	-	8,151,785
Total non-derivatives		5,078,949	4,302,916	3,098,869	-	12,480,734

Consolidated - 2022 restated	Weighted average interest rate %	1 year or less $	Between 1 and 2 years $	Between 2 and 5 years $	Over 5 years $	Remaining contractual maturities $
Non-derivatives						
Trade payables	-	1,524,174	-	-	-	1,524,174
Accrued payables	-	2,235,946	-	-	-	2,235,946
Contingent consideration	-	758,840	8,338,405	794,580	-	9,891,825
Total non-derivatives		4,518,960	8,338,405	794,580	-	13,651,945

The cash flows in the maturity analysis above are not expected to occur significantly earlier than contractually disclosed above.

Note 24. Fair value measurement

Fair value hierarchy

The following tables detail the consolidated entity's assets and liabilities, measured or disclosed at fair value, using a three level hierarchy, based on the lowest level of input that is significant to the entire fair value measurement, being:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3: Unobservable inputs for the asset or liability

Consolidated - 2023	Level 1 $	Level 2 $	Level 3 $	Total $
Liabilities				
Contingent consideration	-	-	1,403,692	1,403,692
Total liabilities	-	-	1,403,692	1,403,692

68

Note 24. Fair value measurement continued

Consolidated - 2022 restated	Level 1 $	Level 2 $	Level 3 $	Total $
Liabilities				
Contingent consideration	-	-	1,167,534	1,167,534
Total liabilities	-	-	1,167,534	1,167,534

There were no transfers between levels during the financial year.

The fair value of contingent consideration related to the acquisition of Glioblast Pty Ltd and the licence agreement is estimated by probability-weighting the expected future cash outflows, adjusting for risk and discounting.

The effects on the fair value of risk and uncertainty in the future cash flows are dealt with by adjusting the estimated cash flows rather than adjusting the discount rate. The estimated cashflows were adjusted based on the directors' assessment of achieving contracted milestones as disclosed in Note 18. The probabilities used fell in the range of 57% to 100% and were informed by generally accepted industry probabilities of drugs achieving certain milestones in their progression towards registration.

Level 3 assets and liabilities

Movements in level 3 assets and liabilities during the current and previous financial year are set out below:

Consolidated	Level 3 $	Total $
Balance at 1 July 2021	1,015,249	1,015,249
Losses recognised in profit and loss	152,287	152,287
Balance at 30 June 2022	1,167,536	1,167,536
Losses recognised in profit and loss	236,156	236,156
Balance at 30 June 2023	1,403,692	1,403,692

Note 25. Key management personnel disclosures

Compensation

The aggregate compensation made to directors and other members of key management personnel of the consolidated entity is set out below:

	Consolidated 2023 $	2022 $
Short-term employee benefits	**3,148,514**	2,589,088
Post-employment benefits	**149,626**	115,950
Share-based payments	**1,045,860**	1,559,930
	4,344,000	4,264,968

Please refer to Note 29 for other transactions with key management personnel and their related parties.

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Kazia Therapeutics Limited **Annual Report 2023** 69

FINANCIAL REPORT NOTES TO THE    FINANCIAL STATEMENTS CONTINUED 30 June 2023 Note 26. Remuneration of auditors During the financial year the following fees were paid or payable for services provided by BDO Audit Pty Ltd, the auditor of the Company: Consolidated 2023 2022 $ $ Audit services—BDO Audit Pty Ltd Audit or review of the financial statements 292,165—Other services—BDO Audit Pty Ltd Comfort letter ATM 18,000— 310,165 —    Audit services—Grant Thornton Audit Pty Ltd Audit or review of the financial statements—154,935 Other services—Grant Thornton Audit Pty Ltd Comfort letter ATM—25,719 —180,654    310,165 180,654 Comfort letter ATM refers to the fee in relation to Comfort Letter provided to Oppenheimer for ATM facility. Note 27. Related party transactions Parent entity Kazia Therapeutics Limited is the parent entity. Subsidiaries Interests in subsidiaries are set out in note 29. Key management personnel Disclosures relating to key management personnel are set out in note 25 and the remuneration report included in the directors’ report. Transactions with related parties There were no other transactions with KMP and their related parties. Receivable from and payable to related parties There were no trade receivables from or trade payables to related parties at the current and previous reporting date. Loans to/from related parties There were no loans to or from related parties at the current and previous reporting date. Terms and conditions All transactions were made on normal commercial terms and conditions and at market rates. 70

CEO’sChairman Letterand    Note 28. Parent entity information Set out below is the supplementary information about the parent entity. Statement of profit or loss and other comprehensive income Parent 2022 Key 2023 restated $ $ Milestones Loss after income tax (20,862,826) (24,240,776) Total comprehensive income (20,862,826) (24,240,776) Statement of financial position Parent 2022 2023 restated $ $ Kazia’s Introduction Total current assets 4,645,440 7,736,217 CEOto    Total assets 21,914,872 26,875,108 Total current liabilities 7,003,013 2,931,452 Total liabilities 15,472,387 13,700,757 Equity Contributed equity 97,452,246 84,480,249 Reserves 4,422,666 3,263,703 Pipeline Accumulated losses (95,432,427) (74,569,601) Total equity 6,442,485 13,174,351 Review Reserves comprise Share Based Payments Reserve. Contingent liabilities The parent entity contingent liabilities as at 30 June 2023 and 30 June 2022 are as set out in note 18. Capital commitments—Property, plant and equipment The parent entity had no capital commitments for property, plant and equipment at as 30 June 2023 and 30 June 2022. and Significant accounting policies Environment, The accounting policies of the parent entity are consistent with those of the consolidated entity, as disclosed in note 2, except for the following: GovernanceSociety • Investments in subsidiaries are accounted for at cost, less any impairment, in the parent entity. • Dividends received from subsidiaries are recognised as other income by the parent entity and its receipt may be an indicator of an impairment of the investment. Financial Reports Kazia Theraputics Limited Annual Report 2023 71

FINANCIAL REPORT NOTES TO THE    FINANCIAL STATEMENTS CONTINUED 30 June 2023 Note 29. Interests in subsidiaries The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 2: Ownership interest Principal place of business / 2023 2022 Name Country of incorporation % % Kazia Laboratories Pty Limited Australia 100.00% 100.00% Kazia Research Pty Limited Australia 100.00% 100.00% Kazia Therapeutics Inc. United States of America 100.00% 100.00% Glioblast Pty Limited Australia 100.00% 100.00% Kazia Therapeutics (Hong Kong) Limited * Hong Kong—100.00% * Kazia Therapeutics (Hong Kong) Limited was formally deregistered and dissolved on 10 March 2023. Note 30. Reconciliation of loss after income tax to net cash used in operating activities Consolidated 2022 2023 restated $ $ Loss after income tax benefit for the year (20,465,180) (25,014,055) Adjustments for: Depreciation and amortisation 1,869,460 1,869,420 Share-based payments 1,159,125 1,674,581 Net foreign exchange differences 45,841 (2,154,165) Gain on remeasurement of contingent consideration (2,097,002)— Change in operating assets and liabilities: Decrease/(increase) in trade and other receivables 3,449,768 (6,613) Decrease/(increase) in prepayments 364,733 (277,509) Decrease in trade and other payables 568,829 (528,451) Decrease in deferred tax liabilities (271,092) (368,080) Increase in other provisions 263,913 201,157 (Decrease)/increase in borrowings (44,552) 1,841,052 Net cash used in operating activities (15,156,157) (22,762,663) 72

Note 31. Earnings per share

	Consolidated 2023 $	Consolidated 2022 restated $
Earnings per share for loss from continuing operations		
Loss after income tax attributable to the owners of Kazia Therapeutics Limited	(20,465,180)	(25,014,055)

	Number	Number
Weighted average number of ordinary shares used in calculating basic earnings per share	184,284,350	132,467,686
Weighted average number of ordinary shares used in calculating diluted earnings per share	184,284,350	132,467,686

	Cents	Cents
Basic earnings per share	(11.23)	(18.88)
Diluted earnings per share	(11.23)	(18.88)

The number of unissued shares under option that have been excluded from the diluted EPS are 8,655,500 (2023) 9,905,200 (2022) and shares issued post year end 8,320,260.

Note 32. Share-based payments

All of the options set out below have been issued to employees and directors under the ESOP. During the financial year an expense of $1,159,125 (30 June 2022: $1,674,581) was recognised.

	Number of options 2023	Weighted average exercise price 2023	Number of options 2022	Weighted average exercise price 2022
Outstanding at the beginning of the financial year	8,655,500	$1.2826	4,219,000	$0.8911
Granted	7,930,000	$0.1785	4,800,000	$1.6115
Forfeited	(1,550,000)	$1.8977	-	$0.0000
Exercised	-	$0.0000	(25,000)	$0.6700
Expired	(255,500)	$0.7735	(338,500)	$1.1123
Outstanding at the end of the financial year	14,780,000	$0.6292	8,655,500	$1.2826
Exercisable at the end of the financial year	6,483,333	$0.9572	3,430,500	$0.9362

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Kazia Therapeutics Limited Annual Report 2023 73

FINANCIAL REPORT

NOTES TO THE FINANCIAL STATEMENTS CONTINUED
30 June 2023

Note 32. Share-based payments continued
2023

Tranche	Grant date	Expiry date	Exercise price	Balance at the start of the year	Granted	Exercised	Expired / lapsed on termination of employment	Balance at the end of the year
1	07/08/2017	07/08/2022	$0.6700	15,500	-	-	(15,500)	-
2	05/02/2018	05/02/2023	$0.7802	240,000	-	-	(240,000)	-
3	13/11/2019	04/01/2024	$0.4925	1,200,000	-	-	-	1,200,000
4	13/01/2020	13/01/2025	$0.8812	200,000	-	-	(12,500)	187,500
5	09/11/2020	09/11/2024	$1.1320	1,200,000	-	-	-	1,200,000
6	09/11/2020	13/01/2025	$0.8812	800,000	-	-	(200,000)	600,000
7	04/01/2021	04/01/2025	$1.6900	200,000	-	-	(12,500)	187,500
8	09/09/2021	26/06/2026	$1.3650	100,000	-	-	-	100,000
9	16/11/2021	16/11/2025	$1.6900	1,000,000	-	-	(250,000)	750,000
10	16/11/2021	16/11/2025	$2.2400	1,500,000	-	-	(1,000,000)	500,000
11	16/11/2021	16/11/2026	$1.5600	800,000	-	-	-	800,000
12	01/02/2022	01/02/2027	$0.9400	800,000	-	-	-	800,000
13	01/02/2022	01/02/2027	$0.9400	500,000	-	-	(75,000)	425,000
14	24/05/2022	24/05/2027	$0.7800	100,000	-	-	-	100,000
15	03/03/2023	03/03/2027	$0.1500	-	3,930,000	-	-	3,930,000
16	03/05/2023	03/05/2027	$0.1870	-	4,000,000	-	-	4,000,000
				8,655,500	7,930,000	-	(1,805,500)	14,780,000
	Weighted average exercise price			$1.2826	$0.1785	$0.0000	$1.8977	$0.6292

At the end of the period the following outstanding options were vested and exercisable:

- Options in tranche 1 - 2 expired during the year
- Options in tranches 3 & 6 were vested and exercisable
- Options in tranches 4, 5, 7 & 9 were vested and exercisable to 75%, apart from those in the above table which have expired
- Options in tranches 8 were vested and exercisable to 50%, apart from those in the above table which have expired
- Options in tranche 10 & 16 were vested and exercisable as to 33%, apart from those in the above table which have expired
- Options in tranche 11, 12, 13 & 14 were vested and exercisable as to 25%, apart from those in the above table which have expired
- Options in tranche 15 were unvested

The weighted average remaining contractual life of options outstanding at 30 June 2023 is 2.995 years.

74

Note 32. Share-based payments continued

2022

Tranche	Grant date	Expiry date	Exercise price	Balance at the start of the year	Granted	Exercised	Expired / lapsed on termination of employment	Balance at the end of the year
1	05/09/2016	05/09/2021	$1.6300	50,000	-	-	(50,000)	-
2	12/10/2016	17/10/2021	$1.5600	62,000	-	-	(62,000)	-
3	31/10/2016	01/11/2021	$1.3800	12,500	-	-	(12,500)	-
4	21/11/2016	23/11/2021	$1.3800	50,000	-	-	(50,000)	-
5	07/08/2017	07/08/2022	$0.6700	87,000	-	(25,000)	(46,500)	15,500
6	05/02/2018	05/02/2023	$0.7800	320,000	-	-	(80,000)	240,000
7	04/01/2019	04/01/2024	$0.4925	37,500	-	-	(37,500)	-
8	13/11/2019	13/11/2023	$0.4925	1,200,000	-	-	-	1,200,000
9	13/01/2020	13/01/2025	$0.8812	200,000	-	-	-	200,000
10	09/11/2020	09/11/2024	$1.1320	1,200,000	-	-	-	1,200,000
11	09/11/2020	09/11/2024	$0.8812	800,000	-	-	-	800,000
12	04/01/2021	04/01/2026	$1.6900	200,000	-	-	-	200,000
13	09/09/2021	26/06/2026	$1.3700	-	100,000	-	-	100,000
14	16/11/2021	16/11/2025	$1.6900	-	1,000,000	-	-	1,000,000
15	16/11/2021	16/11/2025	$2.2400	-	1,500,000	-	-	1,500,000
16	16/11/2021	16/11/2025	$1.5600	-	800,000	-	-	800,000
17	01/02/2022	01/02/2027	$0.9400	-	800,000	-	-	800,000
18	01/02/2022	01/02/2027	$0.9400	-	500,000	-	-	500,000
19	24/05/2022	24/05/2027	$0.7800	-	100,000	-	-	100,000
				4,219,000	4,800,000	(25,000)	(338,500)	8,655,500
	Weighted average exercise price			$0.8911	$1.6115	$0.6700	$1.1123	$1.2826

At the end of the period the following outstanding options were vested and exercisable:

- Options in tranche 1-4 expired during the year
- Options in tranches 1 - 8 were vested and exercisable, apart from those in the above table which have expired
- Options in tranche 9 -10 were vested and exercisable to 50%
- Options in tranche 11 were vested and exercisable to 75%
- Options in tranche 12-14 were vested and exercisable to 25%
- Options in tranche 15-19 were unvested

The weighted average remaining contractual life of options outstanding at 30 June 2022 is 3.048 years.

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Kazia Theraputics Limited **Annual Report 2023** 75

FINANCIAL REPORT NOTES TO THE    FINANCIAL STATEMENTS CONTINUED 30 June 2023 Note 32. Share-based payments continued Employee share options During the year ended 30 June 2023, 7,930,000 options have been issued to employees by the consolidated entity pursuant to the Company’s Employee Share Option Plan. • Tranches 12 & 13 vests 25% 6 months from issue date and then in 3 amounts at 6 monthly intervals from the date of issue. • Tranches 14 vests 33% immediately then in two equal amounts annually from the date of grant. Vesting conditions for options within all tranches, is based on service period only; i.e. options will only vest if the option holder continues to be a full-time employee with the Company or an Associated Company during the vesting period relating to the option. Conditions for an option to be exercised: • The option must have vested; • Option holder must have provided the Company with an Exercise Notice and have paid the Exercise Price for the option; • The Exercise Notice must be for the exercise of at least the Minimum Number of Options; and • The Exercise Notice must have been provided to the Company and Exercise Price paid before the expiry of 4 years from the date the Option is issued. Options Valuation In order to obtain a fair valuation of these options, the following assumptions have been made: The Black Scholes option valuation methodology has been used with the expectation that the majority of these options would be exercised towards the end of the option term. Inputs into the Black Scholes model includes the share price at grant date, exercise price, volatility, and the risk free rate of a five year Australian Government Bond on grant date. Risk-free rate and grant date For all tranches, the risk-free rate of a five-year Australian Government bond on grant date was used. Please refer to the table below for details. The abovementioned options have various vesting periods and exercising conditions. These options are unlisted as at 30 June 2023. No dividends are expected to be declared or paid by the consolidated entity during the terms of the options. The underlying expected volatility was determined by reference to historical data of the Company’s shares over a period of time. No special features inherent to the options granted were incorporated into measurement of fair value. 76

Note 32. Share-based payments continued

Based on the above assumptions, the table below sets out the valuation for each tranche of options:

Tranche	Grant date	Expiry date	Share price at Grant Date	Exercise price	Volatility (%)	Dividend yield (%)	Risk free Rate (%)	Fair value per option
1	13/11/2019	04/01/2024	$0.4100	$0.4925	74.50%	-	1.95%	$0.18000
2	13/01/2020	13/01/2025	$0.6200	$0.8812	74.50%	-	1.95%	$0.34000
3	09/11/2020	13/11/2024	$0.8900	$1.1320	90.00%	-	0.10%	$0.41300
4	09/11/2020	13/01/2025	$0.8900	$0.8812	90.00%	-	0.10%	$0.50300
5	04/01/2021	04/01/2025	$1.1850	$1.1690	90.00%	-	0.19%	$0.60000
6	09/09/2021	21/06/2026	$1.4200	$1.3700	76.00%	-	1.50%	$0.88000
7	16/11/2021	16/11/2025	$1.5700	$1.6900	76.00%	-	1.50%	$0.85000
8	16/11/2021	16/11/2025	$1.5700	$2.2400	76.00%	-	1.50%	$0.75000
9	16/11/2021	16/11/2026	$1.5700	$1.5600	76.00%	-	1.50%	$0.97000
10	01/02/2022	01/02/2027	$0.9600	$0.9400	79.00%	-	1.50%	$0.59000
11	24/05/2022	24/05/2027	$0.8000	$0.7800	44.00%	-	2.95%	$0.63000
12	03/01/2023	03/03/2027	$0.1700	$0.1500	80.00%	-	3.64%	$0.10137
13	03/03/2023	03/03/2027	$0.1700	$0.1500	80.00%	-	3.64%	$0.10137
14	03/05/2023	03/05/2027	$0.1900	$0.1870	80.00%	-	3.22%	$0.11110

Note 33. Subsequent events

Fast Track Designation from US FDA for paxalisib

Paxalisib was awarded Fast Track Designation (FTD) by the United States Food and Drug Administration (FDA) for the treatment of solid tumour brain metastases harbouring PI3K pathway mutations in combination with radiation therapy. The FDA's decision to grant FTD was based on promising clinical data from an interim analysis of an ongoing Phase 1 clinical trial in which patients with brain metastases from a primary tumour are receiving paxalisib in combination with radiotherapy (NCT04192981). These clinical data were presented at the 2022 Annual Conference on CNS Clinical Trials and Brain Metastases, jointly organized by the Society for Neuro-Oncology (SNO) and the American Society for Clinical Oncology (ASCO), by Dr. Jonathan Yang, lead investigator in the clinical trial. All nine evaluable patients in the trial (100%) responded to the combination of paxalisib with radiotherapy. Published benchmarks suggest a typical response rate for radiotherapy alone to be around 20-40%.

Fast Track Designation is designed to expedite development of pharmaceutical products which demonstrate the potential to address unmet medical needs in serious or life threatening conditions. It provides Kazia with enhanced access to FDA, including opportunities for face-to-face meetings and written consultation throughout the remaining development of paxalisib. Drugs granted FTD may also be eligible for Accelerated Approval and Priority Review, which may result in faster product approval. Paxalisib was previously granted FTD for glioblastoma in August 2020, giving paxalisib now two largely independent opportunities to access the benefits of this designation.

At-The-Market (ATM) Facility

During the month of July 2023 through 7 August 2023, the Company raised total proceeds for the period of US$1,019,769 (A$1,540,918). increasing the total shares outstanding to 236,349,374. Shares issued under the ATM are issued at the spot market price, with no discount, no accompanying warrants or options, and with banking fees approximately half of those associated with more traditional financing methods.

Resignation of chairman

Kazia announced that Dr John Friend joined the Kazia Board as Managing Director on 1 August 2023. Kazia announced the resignation of Mr. Iain Ross as Chairman and non-executive director on 11 August 2023. The Board of Directors elected Dr John Friend as Interim Chairman on 11 August 2023.

No other matter or circumstance has arisen since 30 June 2023 that has significantly affected, or may significantly affect the consolidated entity's operations, the results of those operations, or the consolidated entity's state of affairs in future financial years.

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Kazia Theraputics Limited **Annual Report 2023** 77

FINANCIAL REPORT DIRECTORS’ DECLARATION 30 June 2023 In the directors’ opinion: • the attached financial statements and notes comply with the Corporations Act 2001, the Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; • the attached financial statements and notes comply with International Financial Reporting Standards as issued by the International Accounting Standards Board as described in note 2 to the financial statements; • the attached financial statements and notes give a true and fair view of the consolidated entity’s financial position as at 30 June 2023 and of its performance for the financial year ended on that date; and • subject to the matters disclosed under Going concern in Note 2, the directors have reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable. The directors have been given the declarations required by section 295A of the Corporations Act 2001. Signed in accordance with a resolution of directors made pursuant to section 295(5)(a) of the Corporations Act 2001. On behalf of the Board of Directors Dr John Friend Karen Krumeich Interim Chairman, Managing Director, Chief Financial Officer Chief Executive Officer 31 August 2023 Sydney 78

FINANCIAL REPORT

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF KAZIA THERAPEUTICS LIMITED

BDO

Tel: +61 2 9251 4100
Fax: +61 2 9240 9821
www.bdo.com.au

Level 11, 1 Margaret Street
Sydney NSW 2000
Australia

INDEPENDENT AUDITOR'S REPORT

To the members of Kazia Therapeutics Limited

Report on the Audit of the Financial Report

Opinion

We have audited the financial report of Kazia Therapeutics Limited (the Company) and its subsidiaries (the Group), which comprises the consolidated statement of financial position as at 30 June 2023, the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and notes to the financial report, including a summary of significant accounting policies and the directors' declaration.

In our opinion the accompanying financial report of the Group, is in accordance with the *Corporations Act 2001*, including:

(i) Giving a true and fair view of the Group's financial position as at 30 June 2023 and of its financial performance for the year ended on that date; and

(ii) Complying with Australian Accounting Standards and the *Corporations Regulations 2001*.

Basis for opinion

We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the *Auditor's responsibilities for the audit of the Financial Report* section of our report. We are independent of the Group in accordance with the *Corporations Act 2001* and the ethical requirements of the Accounting Professional and Ethical Standards Board's APES 110 *Code of Ethics for Professional Accountants (including Independence Standards)* (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

We confirm that the independence declaration required by the *Corporations Act 2001*, which has been given to the directors of the Company, would be in the same terms if given to the directors as at the time of this auditor's report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material uncertainty related to going concern

We draw attention to Note 2 in the financial report which describes the events and/or conditions which give rise to the existence of a material uncertainty that may cast significant doubt about the group's ability to continue as a going concern and therefore the group may be unable to realise its assets and

BDO Audit Pty Ltd ABN 33 134 022 870 is a member of a national association of independent entities which are all members of BDO Australia Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO Audit Pty Ltd and BDO Australia Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation.

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Kazia Theraputics Limited Annual Report 2023 79

FINANCIAL REPORT INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF KAZIA THERAPEUTICS LIMITED CONTINUED discharge its liabilities in the normal course of business. Our opinion is not modified in respect of this matter.    Key audit matters Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial report of the current period. These matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.    In addition to the matter described in the Material uncertainty related to going concern section, we have determined the matters described below to be the key audit matters to be communicated in our report. Valuation of Intangible Assets    Key audit matter How the matter was addressed in our audit The Group carries in its statement of financial To address the key audit matter, our procedures position intangible assets relating to: included, amongst others: ï,· the Licensing Agreement, which grants • Obtaining an understanding of and the Group the right to develop and evaluating managements process and commercialise the paxalisib molecule; controls relating to the identification of and impairment indicators; ï,· the Licensing Agreement, which grants • Obtaining and critically assessing the Group the right to develop and managements’ position paper commercialise the EVT801 molecule. documenting considerations of the existence of impairment indicators; As disclosed in Note 14, the paxalisib Licensing • Enquiring of management and Agreement has a carrying value of $9,157,060 managements’ internal experts in (2022: $10,241,444) and the EVT801 Licensing relation to the science and potential for Agreement has a carrying value of $8,112,372 existence of impairment indicators; (2022: $8,897,448).    Per Note 2, these assets are amortised over the • Assessing the completeness, accuracy remaining life of the underlying patents at the and reasonability of managements’ acquisition date, being 15 years and 12.5 years assessment of impairment indicators respectively.    against the requirements of IAS 36 Impairment of Assets as well as in AASB 136 Impairment of Assets requires an entity relation to external data and findings to assess at the end of each reporting period from enquiries of management and their whether there is any indication that an asset may experts; be impaired. • Assessing the reasonability of the useful The entity shall estimate the asset’s recoverable life of the intangible assets; amount if any indication exists. • Assessing the impact of the EVT 801 This is a key audit matter due to the materiality prior period error on the current and of the amounts and the high degree of prior period financial statements; management judgement required to assess • Checking mathematical accuracy of the whether there are impairment indicators as accumulated amortization and disclosed in Note 3. amortization charge for the year;    2    80

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	• Assessing the adequacy of the relevant disclosures in the financial statements.

Valuation of contingent consideration

Key audit matter	*How the matter was addressed in our audit*
The group has material liabilities in relation to the paxalisib and EVT801 intangible assets acquired. In 2017, the consolidated entity acquired the rights to develop and commercialise paxalisib, as part of a business combination. As part of that transaction, the Company engaged an expert to perform purchase price accounting, determine the fair value of the intangible asset acquired in the business combination and estimate the value of contingent consideration based on the likelihood of achieving certain milestones. As disclosed in Note 18, the total contingent consideration in respect of paxalisib is $1,403,692 (2022: $1,167,536). In 2021, Kazia entered into a worldwide exclusive licensing agreement with Evotec SE to develop the drug candidate EVT801. As part of this agreement, contingent fees are payable on achieving certain milestones. As disclosed in Note 18, the total contingent consideration in respect of EVT801 is $5,467,091 ($7,800,249). The contingent consideration is a key audit matter due to the materiality of the amounts in question as well as the high subjectivity and management judgement involved in calculating the contingent consideration as disclosed in Note 3.	To address the key audit matter, our procedures included, amongst others: • Obtaining an understanding of and evaluating managements process and controls relating to the estimation of the liability; • Obtaining and critically assessing management's position paper and calculation of the contingent consideration; • Holding discussions with management to understand managements' key assumptions in arriving at the timing and probability of milestone payments as well as the discount rate applied; • Critically evaluating the assumptions applied against publicly available information and published clinical trial updates and results; • Evaluating the competence and, capabilities and objectivities of management experts involved in the estimation of the liability; • Engaging BDO Corporate Finance to assess the reasonability of the discount rates applied by management in determining the contingent consideration; • Assessing the mathematical accuracy and methodology of managements' calculation; • Assessing the impact of the EVT 801 prior period error on the current and prior period financial statements; • Assessing the disclosure of the prior period error and accuracy of the classification of the contingent

3

Kazia Theraputics Limited **Annual Report 2023** 81

FINANCIAL REPORT INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF KAZIA THERAPEUTICS LIMITED CONTINUED consideration based on the expected timing of the milestone payments; ï,· Ensuring appropriate classification of the liabilities between current and non-current; and ï,· Assessing the adequacy of the relevant disclosures in the financial statements. Share-based payments    Key audit matter How the matter was addressed in our audit As disclosed in Note 32, the group has recognised To address the key audit matter, our procedures a share-based payment expense of $1,159,125 included, amongst others: (2022: $1,1674,581) in the Statement of Profit ï,· Obtaining an understanding of and and Loss and Other Comprehensive Income as at evaluating managements process and 30 June 2023 in relation to share options granted controls relating to share-based in the current and prior years which are expensed payment arrangements; over their vesting period.    ï,· Reviewing market announcements and Refer to note 2 and note 3 of the financial report board minutes to ensure all the new for a description of the accounting policy and options granted during the year have significant estimates and judgements applied to been accounted for; these arrangements. ï,· Reviewing relevant supporting documentation to obtain an Share-based payments are a complex accounting understanding of the contractual nature area and due to the complex and judgemental and terms and conditions of the share-estimates used in determining the fair value of based payment arrangements; the share-based payments, we consider the ï,· Considering whether the group used an Group’s calculation of the share-based payment appropriate model in valuing the option; expense to be a key audit matter.    ï,· Engaging BDO Corporate Finance to assess the reasonability of estimated fair value of the options using a relevant option valuation methodology, and assessing the valuations inputs; ï,· Assessing the mathematical accuracy of managements calculation including the allocation of the share-based payment expense over the vesting period; and ï,· Assessing the adequacy of the relevant disclosures in the financial statements. 4 82

CEO’sChairman Letterand    Key Other information    The directors are responsible for the other information. The other information comprises the Milestones information in the Group’s annual report for the year ended 30 June 2023, but does not include the financial report and the auditor’s report thereon.    Our opinion on the financial report does not cover the other information and we do not express any form of assurance conclusion thereon.    In connection with our audit of the financial report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit or otherwise appears to be materially misstated.    If, based on the work we have performed, we conclude that there is a material misstatement of this Kazia’s other information, we are required to report that fact. We have nothing to report in this regard.    Introduction Other matter CEOto    The financial report of Kazia Therapeutics Limited, for the year ended 30 June 2023 was audited by another auditor who expressed an unmodified opinion on that report on 29 August 2022.    Responsibilities of the directors for the Financial Report    The directors of the Company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to Pipeline fraud or error. In preparing the financial report, the directors are responsible for assessing the ability of the group to Review continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or has no realistic alternative but to do so.    Auditor’s responsibilities for the audit of the Financial Report    Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that and includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material Environment, if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this financial report. GovernanceSociety A further description of our responsibilities for the audit of the financial report is located at the Auditing and Assurance Standards Board website at: https://www.auasb.gov.au/admin/file/content102/c3/ar1_2020.pdf This description forms part of our auditor’s report. Financial 5 Reports Kazia Theraputics Limited Annual Report 2023 83

FINANCIAL REPORT INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF KAZIA THERAPEUTICS LIMITED CONTINUED Report on the Remuneration Report Opinion on the Remuneration Report    We have audited the Remuneration Report included in the directors’ report for the year ended 30 June 2023. In our opinion, the Remuneration Report of Kazia Therapeutics Limited, for the year ended 30 June 2023, complies with section 300A of the Corporations Act 2001.    Responsibilities The directors of the Company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards. BDO Audit Pty Ltd Gareth Few Director Sydney, 31 August 2023 6 84

SHAREHOLDER INFORMATION

The shareholder information set out below was applicable at 28 August 2023.

Fully paid ordinary shares

Range	Total holders	Units	% Units
1 - 1,000	1,158	594,254	0.25
1,001 - 5,000	955	2,493,060	1.05
5,001 - 10,000	336	2,599,432	1.10
10,001 - 100,000	591	20,262,942	8.57
100,001 and over	164	210,399,686	89.02
Total	**3,204**	**236,349,374**	**100.00**

* There are 1889, holders of less than a marketable parcel as at 18 July 2023 at a share price 14 cents.

Unquoted equity securities

Options

Range	Total holders	Units	% Units
1 - 1,000	0	0	0.00
1,001 - 5,000	0	0	0.00
5,001 - 10,000	0	0	0.00
10,001 - 100,000	1	50,000	0.34
100,001 and over	12	14,730,000	99.66
Total	**13**	**14,780,000**	**100.00**

Equity security holders

Details of the 20 largest shareholders of quoted securities by registered shareholding are:

Rank	Name	Units	% Units
1	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	106,665,493	45.13
2	WILLOUGHBY CAPITAL PTY LTD <WILLOUGHBY CAPITAL A/C>	24,815,910	10.50
3	BNP PARIBAS NOMS PTY LTD <DRP>	9,081,774	3.84
4	MR FRANCIS SAMSON	6,090,000	2.58
5	HISHENK PTY LTD	6,000,000	2.54
6	MNA FAMILY HOLDINGS PTY LTD <HISHENK PTY LTD SUPER A/C>	3,725,000	1.58
7	MR PETER ALAN LUEDEKE + MRS JULIA LUEDEKE <LUEDEKE RETIREMENT FUND A/C>	3,404,359	1.44
8	CITICORP NOMINEES PTY LIMITED	2,323,597	0.98
9	JAMPLAT PTY LTD	1,569,728	0.66
10	MR IAIN ROSS	1,522,729	0.64
11	BRISPOT NOMINEES PTY LTD <HOUSE HEAD NOMINEE A/C>	1,397,108	0.59
12	NETWEALTH INVESTMENTS LIMITED <WRAP SERVICES A/C>	1,351,400	0.57
13	DR ANDREW HEATON	1,234,087	0.52
14	D & G BROWN INVESTMENTS PTY LIMITED	1,048,232	0.44
15	DA SILVA COMPANY PTY LTD <DASILVA SUPER FUND A/C>	1,000,001	0.42
16	MR VENKAT SUBBU GHANTALA + MRS LAVANYA GHANTALA	1,000,000	0.42
17	MR BRYCE DELLER CARMINE	856,681	0.36
18	MR DAVID LIM	804,241	0.34
19	MRS BIANCA ARNEAUD	751,523	0.32
20	DR JAMES STUART GARNER	750,000	0.32
Totals: Top 20 holders of FULLY PAID ORDINARY SHARES (Total)		**175,391,863**	**74.21**
Total Remaining Holders Balance		**60,957,511**	**25.79**

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Financial Reports

Kazia Theraputics Limited **Annual Report 2023** 85

FINANCIAL REPORT SHAREHOLDER INFORMATION CONTINUED Substantial holders Substantial holders of equity in the Compay, as notified to the ASX by that holder, are: Name Number % BNY Mellon 82,578,886 36.21% Willoughby Capital Pty Ltd <Willoughby Capital A/C> and Associates 30,112,339 15.95% Platinum Investment Management Limited 23,083,022 9.77% Voting rights Quoted equity securities in The person voting or rights who has attached cast a to Direct fully paid Vote ordinary will have shares one vote are . On that a on poll, a show every of member hands, every present member or who present has cast at a a Direct meeting Vote will have one vote foreach fully paid share. Unquoted equity securities There and when are no the voting options rights vest attached and are thereafter to options exercised . Options (prior will rank to the equally applicable with the expiry company’s date). fully paid ordinary shares if 86

iii CORPORATE DIRECTORY KAZIA THERAPEUTICS LIMITED Directors Mr Iain Ross (resigned 11 August 2023) Mr Bryce Carmine Mr Steven Coffey Dr James Garner (resigned 30 April 2023) Ms Ebru Davidson Dr John Friend (appointed 1 August 2023) Company secretary Ms Anna Sandham Director nominations due 26 September 2023 Notice of annual general meeting 8 November 2023 Registered office Three International Towers, Level 24 300 Barangaroo Avenue Sydney NSW 2000 Principal place of business Three International Towers, Level 24 300 Barangaroo Avenue Sydney NSW 2000 Share register Computershare Investor Services Pty Limited Level 4 60 Carrington Street Sydney NSW 2000 Tel: 1300 787 272     Auditor BDO Audit Pty Ltd Level 11 1 Margaret Street Sydney NSW 2000 Stock exchange listing Kazia Therapeutics Limited ordinary shares are listed on the Australian Securities Exchange (ASX code: KZA) Kazia Therapeutics Limited’s ordinary shares trade in the United States in the form of ADRs on the NASDAQ Capital Market (NASDAQ code: KZIA). At year end each ADR represents ten ordinary Kazia shares. Kazia Therapeutics Limited options are listed on the Australian Securities Exchange (ASX code KZAO) Website www.kaziatherapeutics.com

ASX: KZA